UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number 1-15032

Enodis plc
(Registrant’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:         Form 40-F:

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:         No:

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:         No:

     Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:         No:

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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Below is the text of the Annual Report and Accounts 2003 of Enodis plc.

The following report contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns; the results of cost reduction and restructuring measures; currency fluctuations; large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under “Risk Factors” in the Company’s most recent Form 20-F, filed with the SEC, and in its more recent Form 6-K reports furnished with the SEC.

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01	Our strategy, financial highlights
02	Group at a glance
03	Enodis brands
04	Chairman’s statement
06	Chief Executive Officer’s review
18	Human resources review
20	Financial review
24	The Directors
25	Directors’ report
27	Corporate governance
29	Directors’ remuneration report
34	Statement of Directors’ responsibilities
in respect of the financial statements
34	Independent Auditors’ report
to the members of Enodis plc
35	Group profit and loss account
35	Group statement of total recognised
gains and losses
36	Group and Company balance sheets
37	Group cash flow statement
38	Notes to the Group cash flow statement
39	Accounting policies
41	Notes to the accounts
63	US GAAP reconciliation
66	Other unaudited information
67	Five year summary
68	Holders of Company securities
68	Financial calendar 2003/04
68	Corporate information

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01 Enodis annual report + accounts 2003

Financial highlights

£679.4m
Turnover (2002: £793.2m)
£15.9m
Profit before tax (2002: loss £85.8m)
2.4p
Earnings per share (2002: loss 24.8p)
£34.5m
Operating profit
(2002: loss £10.0m)
£139.7m
Net debt (2002: £186.1m)

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Group at a glance

	Products manufactured by continent	Products
Primary Cooking Equipment		Braising pans, tilt fry pans/kettles/skillets, broilers, cheese melters/salamanders, cook stations, table top & counter top cooking/frying, filtering systems, fat & oil fryers, griddles & grills, hot dog grills & steamers, combination ovens, conveyor ovens, convection ovens, pizza ovens, rotisseries, slow cook & hold ovens, ranges, induction cookers, steam jacketed kettles, steamers, toasters
Food Preparation Equipment		Choppers, grinders, shredders, food processors, mixers, dryers, washers
Storage + Handling Equipment		Bins, boxes, warming cabinets, dish carts, utility carts, counters & counter tops, mixer stands, tray dispensers
Serving Equipment		Buffet equipment & stations, cafeteria/buffet equipment stations, beverage dispensers, beer coolers, display & deli cases, heat lamps, insulated & refrigerated salad/food bars, sneeze guards, warmers
Smallwares, Cookwares + Kitchen Tools		Can openers, choppers, colanders, cookware, cutlery, egg cookers, skimmers, utensils
Refrigeration + Ice Machines		Air curtains, bins, ice storage, blast chillers, blast freezers, cook-chill systems, drop-in pan chillers, freezers, ice cream cabinets, ice machines, ice dispensers, refrigerators, walk-in refrigerators, water bath systems, water coolers/conditioners, display cases
Sanitation + Environmental		Exhaust and ventilation hoods, fans, fire suppression systems, grease filters, warewashing machines, racks and tables
Custom Fabrication		Custom fabrication

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Enodis brands

These brands are trademarks of the Company and its subsidiaries

Global brands

- GARLAND®
- merrychef®
- Lincoln®
- Delfield
- Vent Master
- Frymaster®
- CONVOTHERM
- Cleveland
- Scotsman
- Ice-O-Matic®

Regional/Country brands

- Icematic®
- [illegible]
- U.S. Range
- Air Tech
- SCOTSMAN Beverage Systems
- KYSOR Panel Systems
- Simag
- Jackson
- DEAN
- KYSOR // WARREN®
- Technyform
- Guyon
- Moorwood Vulcan
- Tecnomac

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04 Enodis annual report + accounts 2003	* Operating profit is stated before goodwill amortisation and exceptional items.
** Like-for-like operating profit is operating profit further adjusted for the effects of disposals and foreign exchange. See other unaudited information on page 66.

Chairman’s statement

Introduction I am pleased to present our annual report for the 52 weeks ended 27 September 2003.

In a challenging market environment, we generated operating profit* of £60.8m, slightly ahead of our expectations. Adjusting for the effects of foreign exchange and disposals, like-for-like** Food Equipment operating profit was up 9%, with Kysor//Warren breaking even following the substantial losses made in FY02.

For the first time in three years we can report a profit after tax which at £9.5m represents earnings per share of 2.4p. The substantial goodwill impairments and losses on disposals of businesses of prior years have not been repeated.

We have made continued, substantial progress in reducing net debt, with the year end figure of £139.7m, 25% lower than at the last year end.

Organisation In April we announced that we had decided to relocate the office of the Chief Executive Officer to our Global Operations Center in New Port Richey near Tampa, Florida. This was the next logical evolution of the development of Enodis. The transition has been executed successfully under the leadership of Dave McCulloch and his succession as Chief Executive Officer has proceeded smoothly. We are already seeing many of the operational benefits that we expected.

On behalf of the Board, I would like to thank Andrew Allner, Dave McCulloch’s predecessor, for his strong leadership throughout a period of significant change.

It is the Group’s intention to maintain its primary listing on the London Stock Exchange. We retain the office of the Chairman and our head office functions in London. Our executive Directors are frequently in the UK and keep in close contact with our major shareholders and the UK investment community. We remain committed to maintaining that strong link.

We were sorry to lose the services of Bob Briggs as non-executive Director during the year. Bob had concluded that his time commitments at his new role as CFO of Kaiser Foundation Health Plan would no longer enable him to serve on the Board of Enodis. On behalf of the Board, I would like to thank Bob for his significant input and contribution.

He has been replaced by Mike Cronk, who has 22 years of experience with Aramark Corporation, a world leading provider of managed services including food, facility and other support services. Mike has already made a significant contribution to the Board and we are pleased to welcome him to our ranks.

Employees Our workforce globally numbers approximately 6,000. We recognise that without our people we can achieve little.They have worked with great loyalty and determination to achieve our goals. I would like to take this opportunity to thank them all for their hard work throughout the year.

Peter Brooks Chairman

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05 Enodis annual report + accounts 2003
Chairman’s statement

Corporate governanceThe Board aspires to high standards of corporate governance. Our report on this subject on pages 27 and 28 describes how the Company has applied the principles of good governance set out in the Combined Code issued in June 1998. The Company is not required to comply with the revised Code published in July 2003 until its financial year ending in September 2005. However, as our report shows, we have already taken steps towards compliance and, so far as is practicable, will be heading towards full compliance over the 2004 financial year. We are also in compliance with those applicable sections of the US Sarbanes-Oxley Act that are currently in force.

Strategy Our strategy continues to be to gain profitable market share through:

–	passion for customer service before, during, and after the sale;
–	focus on major markets, leading products and brands, and key accounts; and
–	excellence in products, distribution and service.

We have a clear vision of where we want to go, and how to get there. Dave McCulloch writes in more detail in his report about how we will implement our plans.

Dividends No dividend will be paid this year. The Board is conscious of the importance of restoring a return to shareholders. As explained by Dave Wrench in his review, the Board intends to take the steps necessary to recommence dividend payments, as soon as it is prudent to do so. However, this is unlikely to be until 2005 at the earliest.

Current trading and outlook The food service sector is large and growing, driven by increasing disposable income and lifestyle changes, which in the long term drives growth in the food equipment market.

We have based our planning over the next year on stable foreign exchange rates and modest market growth, recognising continued constraints on capital spending among our customers and the lag which exists between macro-economic growth and capital spending on food equipment.

FY04 will see the full year effect of capital expenditure cutbacks made at certain Quick Service Restaurant (“QSR”) chains and we do not expect an easing of the margin pressures experienced during FY03.

Cost control remains a priority throughout our businesses, including further implementation of lean manufacturing. We will seek increased market share by capitalising on new product development, with increased development spending in FY04 on a small number of high value projects and continued focus on our key markets. We also expect to build on the substantial progress made in FY03 at Kysor//Warren, as this business continues to regain its position in the food retail equipment market.

We expect to see further net debt reduction, which is likely to be weighted towards the latter part of the year, in line with seasonal cash flows.

Food service equipment users demand innovative solutions to expanding menus, attention to safety concerns and improved efficiency. The breadth of our food equipment product range, combined with the resources of our Technology Center, put us in a strong position to meet these demands and take advantage of the growing food service market. We remain confident in the long term outlook for Enodis.

Conclusion I wrote last year that we were determined to ensure a return to after tax profit and hence to restore shareholder value. We have returned to modest after tax profits and believe that we will make further progress. More recently, it has been very pleasing to see our share price, which like much of the market had been weak, recovering.

We have taken strong actions over the last few years to ensure that Enodis can capitalise both on its strengths and on improving markets when they come. We look forward with renewed confidence to capitalising on those strengths to enable us to continue to rebuild shareholder value.

Peter Brooks Chairman

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06 Enodis annual report + accounts 2003	* Throughout this review, operating profit is stated before goodwill amortisation and exceptional items.
** Throughout this review, like-for-like operating profit is operating profit further adjusted for the effects of disposals and foreign exchange. See other unaudited information on page 66.

Chief Executive Officer’s review
Dave McCulloch Chief Executive Officer

Overview

It was with great pride that I took up my appointment as CEO on 1 June 2003, the culmination of 17 years with the Group. I would like to thank Andrew Allner for his advice and to express my appreciation for the support of the Board in effecting a smooth transition.

We can now look back on FY03 as one of good progress against a backdrop of continued difficult food equipment markets.

Our Group:

–	posted a profit after tax of £9.5m, following two years of losses as we restructured. It is my job to continue this momentum on the bottom line; and

–	reduced net debt by 25% to £139.7m. We have reduced net debt by some 60% over the last two years, achieving our lowest level since 1994.

Against a backdrop of difficult markets, like-for-like** Food Equipment operating profit improved by 9%, despite a like-for-like sales decline of 2%.

Progress in all of our Global Food Service Equipment businesses, including a turnaround in the UK, was more than offset by two factors. First, the reduction in capital spending by certain QSR chains was worse than we anticipated.

Secondly, margin pressures, particularly in our North American refrigeration business, continued to be difficult, although I am pleased to report a profitable fourth quarter.

We are very pleased with the return to profitability of our Retail group, the combination of a record year at Kysor Panel Systems and a spectacular turnaround at Kysor//Warren. Operating profit* was £4.0m compared to a loss of £3.3m in FY02.

The improvement in net debt was ahead of expectations through a combination of excellent cash performance and the benefit of £9.6m in favourable foreign exchange. This result is important to our Group to move us forward towards lower interest costs and more financial flexibility.

Markets

Food Service The food service end markets which we serve are large and growing. In the US alone, the food and beverage industry grew almost ten fold from $42bn in 1970 to $384bn in 2000, and is forecast by the National Restaurant Association to grow by some 50% to $577bn by 2010.

Food and beverage sales in the US this calendar year are forecast to be $430bn, up 1.6%. Within this, the travel and leisure and business and industry segments are down, while coffee/snack and sandwich/bakery segments are showing the highest growth.

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07 Enodis annual report + accounts 2003 Chief Executive Officer’s review	Q Why do foods cook so evenly
and quickly in the Lincoln® Dual
Technology Finisher?

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08 Enodis annual report + accounts 2003
Chief Executive Officer’s review

François Houpert, President of our European operations board, presenting the Silver Bocuse award to Franck Putelat at Sirha 2003 in Lyon, France. Enodis was a major sponsor of the Bocuse d’Or, an international cooking competition.

Also within the segments, the customer mix is constantly changing, through acquisitions, new concepts and menu changes to meet changing customer preferences. The overall industry growth bodes well for equipment sales in the medium to longer term. In the short term, the reality is that commercial kitchen equipment is a significant capital expenditure and is impacted by economic and geopolitical uncertainty.

In 1991, equipment purchasing dropped 15% and took four years to recover from the recession and Gulf war. We have been experiencing a similar pattern in the last three years from the effects of 9/11, SARS, the Iraq war and weak economies. The food equipment market is estimated to be some $22bn worldwide of which $14bn is food service equipment. There is a very large installed base of equipment which will require replacement and refurbishment over time. We believe that tight control on capex spend has created pent up demand.

Lastly, intense competition in the end markets and changing consumer preferences create constantly changing equipment demands. We believe that, as confidence in the economy returns, growth in the equipment market will resume and accelerate. In the meantime, we will be very focused on cost control and innovation to optimise earnings and market share.

Food Retail The food retail industry has also been showing steady growth, up from $123bn in 1975 to $411bn this calendar year. At the same time this sector has been losing share of the total food spend to the food service sector, down from 63% in 1975 to 51% currently.

The food retail industry is fighting back by opening restaurants in supermarkets and expanding quick service menus in convenience stores. The supermarket industry has consolidated significantly over the last ten years, putting intense pressure on margins. As a result of industry consolidation, shipments of cases to supermarkets have been declining over the last five years, from 188,000 to just over 170,000 per annum.

The industry is characterised by large bids for some or all of a customer’s business for periods of one to three years. This can result in large spikes either way and of course downward pressure on prices to retain or gain contracts. The ability to deliver consistently high quality products, on time, is critical.

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Q How does the Garland Moisture Plus® make perfect bread with crisp crusts in just minutes?

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10 Enodis annual report + accounts 2003
Chief Executive Officer’s review

Food Service Equipment business
Our Food Service Equipment business supplies restaurants of all types in over 140 countries through a network of third party distributors, except in six major markets where we have Group-owned Enodis master distributors supported by a network of dealers and third party service agencies.

It is extremely difficult to obtain accurate market share information. However, we estimate that we have approximately 6% of the highly fragmented global market, 16% of the US market, and in several of our premium brands, 20% to 40% of US market segments.

We market a full range of food service equipment with over 30 brands manufactured in 29 factories in eight countries. Our top selling brands are Cleveland, Convotherm, Delfield, Frymaster, Garland, Lincoln and Scotsman.

In FY03, our Food Service Equipment turnover was £553m, with £408m (74%) in North America and £145m (26%) in Europe/Asia. The like-for-like change was an overall reduction of 1%, with North America 2% down and Europe/Asia 1% up.

In North America, our sales were impacted by general market confidence, as well as significant capex reductions, particularly in the second half, by certain QSR chains.

In Europe/Asia, sales were generally flat at our UK and Central European operations, and our increase came entirely from our Ice Group assisted by a particularly hot summer.

Operating profits were £60.9m, with £50.7m (83%) coming from North American operations and £10.2m (17%) from European/Asian operations. The like-for-like change was a reduction of 8% in North America and an improvement of 3% in Europe/Asia resulting in an overall reduction of 6%.

In North America most of our operating companies improved like-for-like operating profit as a result of our aggressive cost reduction programmes. However, these gains were more than offset by the impact of reduced capital spending by chains as mentioned above and margin pressures particularly in our refrigeration business.

In Europe/Asia, we saw our UK operations triple operating profit as the problems endured in FY02 were stabilised. Central European operations improved like-for-like operating profit by some 6% all from margin improvement, and the Ice Group increased like-for-like operating profit by 8%, a combination of volume and cost reduction.

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Q We get perfect muffins with the Merrychef Mealstream™ 501 in half the time, everytime. Why?

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12 Enodis annual report + accounts 2003
Chief Executive Officer’s review

Our focus on innovation continued during 2003 culminating in the introduction at the NAFEM (North American Association of Food Equipment Manufacturers) show of 12 new products and eight product line extensions from those exhibited previously.

A few examples are:

–	Cleveland introduced the SteamChef™ 3 steamer featuring high speed convection steam without a boiler with ease of cleaning and maintenance;

–	Jackson introduced a FlightType Dish Machine with a power rinse system and a self cleaning V-jet design;

–	the Dual Technology Finisher from Lincoln has a patented combination of air impingement and infra-red technologies for high speed toasting and warming;

–	Merco’s new Display Holding Cabinet is designed to provide accurate temperature control with humidity to keep food hot and fresh; and

–	Scotsman expanded its range of Eclipse® Ice Machines now available in 1300, 1600, and 2000 lbs of ice production per day. Eclipse® technology moves the refrigeration unit to the roof of the restaurant with the dispenser or storage bin in store – a much quieter result.
We continued to build our functional strength through the implementation of regional and global teams which helped the successful achievement of our cost reduction targets for FY03 with momentum going into FY04. Key actions have included:

–	regional operations boards were formed to focus on internal and external synergies. Improved co-ordination has been achieved and resulted for example in certain Delfield products being manufactured in the UK and Frymaster products in China. This, along with the appointment of market leaders for our key markets, brought a better understanding by our operating companies of the needs of local and global customers in these markets;

–	we have continued the process in the US of aligning our sales representatives, dealers and service agents to provide a streamlined service to our customers. We have also introduced the “STAR” initiative aimed to achieve a new level of service;

–	our Canadian businesses had an all time record sales year with growth of over 25% benefiting from a chain roll-out of the newly introduced Merrychef oven on top of strong underlying performance;

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13 Enodis annual report + accounts 2003 Chief Executive Officer’s review	Q How can the Cleveland
SteamChef™ 3 give you perfect
salmon without the need
for a boiler or generator?

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14 Enodis annual report + accounts 2003 Chief Executive Officer’s review

· Frozen Food Narrow Reach-Ins developed by Kysor//Warren	Frozen Food Island developed by Kysor//Warren

–	in the UK we re-established our brands and turned around two problem businesses. Enodis Distribution (UK) took over responsibility for Convotherm and Lincoln brands;

–	Enodis France celebrated its 15th anniversary, highlighting its year by equipping the Queen Mary 2 cruise liner with 22 Convotherm ovens; and

–	in Germany we brought all of the Enodis brands under the umbrella of Enodis Deutschland GmbH, whilst in Italy a new master distributor was set up.

Our global food service equipment business will continue to drive for operating and commercial synergies in 2004.

Food Retail Equipment business Our Food Retail Equipment business supplies supermarkets and convenience stores in USA, Canada, and Mexico. Most of this business is sold on a direct basis.

Kysor Panel Systems (storage rooms) and Kysor//Warren (display cases) are manufactured in five US plants.

We believe that Kysor Panel Systems is the industry leader in storage rooms. The company had another strong year.

Kysor//Warren is gradually rebuilding its credibility with consistent quality and delivery, and is winning back sales from customers previously lost.

Clearly we have to continue our strong cost focus to be competitive in a very tough market segment.

In 2003, our Food Retail Equipment turnover was £111m, down 8% on a like-for-like basis over prior year. Operating profit was £4.0m, compared to a like-for-like loss of £5.1m prior year as a result of record operating profit at Kysor Panel Systems, principally due to operating efficiencies and a spectacular turnaround at Kysor//Warren where the implementation of lean manufacturing was the major factor. I would like to congratulate David Frase who leads the group, and Ralph Schmitt, President of Kysor//Warren. They and their teams did a stellar job.

Whilst pricing in this market continues to be extremely difficult, we believe that we have momentum going into 2004. We also believe that continued implementation of lean manufacturing will improve quality and help us, over time, to win back market share for Kysor//Warren.

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15 Enodis annual report + accounts 2003 Chief Executive Officer’s review	Q What features demanded by new
customers are best satisfied by the
Scotsman ice dispenser?

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16 Enodis annual report + accounts 2003 Chief Executive Officer’s review

Strategy and key initiatives for FY04 Our key objectives for FY04 for executing our consistent strategy, as outlined by Peter Brooks in his statement, are:

–	become the lowest cost supplier of high quality products;

–	protect/grow market share by focusing on innovation and key markets; and

–	further reduce net debt.

Regarding cost, we will:

–	continue the roll-out of lean manufacturing across the Group. This has proven to be very successful at Scotsman and Frymaster over the years, and was instrumental in the turnaround of Kysor//Warren;

–	build on our Group purchasing programmes which saved close to £5m in FY03 and are gathering increasing momentum already in FY04; and

–	implement a common ERP system at six business units to underpin these processes.

Our market share efforts will be focused on innovation and customers who are growing in key markets. Let’s look at innovation first.

During FY04, we will build sales momentum on the new products recently introduced at NAFEM. We will continue to leverage the skills of our Technology Center to develop the next generation products to meet the needs of our demanding customers on such features as speed, flexibility, safety, and automation.
In our six key markets, we will continue to evolve our alignment with premier dealers and service agents and work in tandem with our channel partners to gain penetration with customers who are growing. We will further implement our training, strategic selling and large account management processes to target and monitor these customers in a more efficient manner for them and us.

Lastly on net debt, we will be highly focused on income generation, cash conversion days and interest costs as we continue our quest to reduce net debt as quickly as possible.

We have a good track record on this and I would expect our momentum to continue.

Summary FY03 was a year of good progress, particularly on profit before and after tax and net debt. FY04 will be another challenging year which we face with the confidence of a team that understands how to operate in difficult market conditions.

I would like to take this opportunity to thank the Board, our management team, all of our employees worldwide, our customers, channel partners, and suppliers for their support during FY03.

David McCulloch Chief Executive Officer

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17 Enodis annual report + accounts 2003 Chief Executive Officer’s review	Q Why does the Merco® Pizza
Display Cabinet have uniform
temperatures from top to bottom?

A Merco® engineers utilised advanced "Computational Fluid Dynamics" (CFD) software to design the airflow of the Merco® Pizza Display Cabinet, to evenly distribute heat and humidity to each level of the cabinet. This highly advanced software allowed engineers to model airflow and heat distribution on their computer screens before building a single part, thereby greatly shortening the development time of this highly advanced piece of food service equipment.

MERCO/SAVORY

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18 Enodis annual report + accounts 2003

Human resources review

 Bob Eimers Executive VP, Global Human Resources

We believe that our people are our strongest asset, and their development is key to winning in our markets. To that end, over the last two years we have worked hard to improve the quality and skills of our employees by introducing succession planning, performance management and recruitment rigour across all Enodis companies.

Staffing We are seeing some of the benefits of this focus already. For example, we have a good record of promoting from within, as evidenced by the appointments of our new CEO and our new Presidents of Jackson, Ice-O-Matic and Delfield.

We also place importance on selective external recruitment when required to support business plans and inject fresh perspectives into the Group. As a result, we believe we have strengthened ourselves at the executive level in some of our previously underperforming companies, most notably Kysor//Warren, Vent Master and the Beverage Group, as well as at the Enodis corporate level, including the new General Counsel and new Chief Information Officer.

Of the 24 executives who report to the executive Directors, six have been hired from outside the Group in the last two years. The remainder were promoted from within to their current positions. We believe that this maintains a sensible balance between management continuity and external recruitment. Of course, where expert services are needed to supplement in-house skills we will retain appropriate advisors on an interim or specific project basis, thereby enabling us to maximise the cost/benefit equation.

Structure We value our flat, lean organisation structure for several reasons, including: speed of response, clarity of communication and lower cost. We have focused our efforts in 2003 upon optimising that structure, taking out layers of management wherever sensible. When the office of the CEO was moved to the US, we were able to combine the positions of COO and CEO into one larger role, thereby achieving cost savings and executive efficiency. Our Global Operating Center in New Port Richey, Florida, houses most of the Group function heads and is physically close to our most significant operating companies and their brands, thereby increasing responsiveness. We have, of course, maintained our London office with its focus on investors, treasury, company secretarial, reporting and financial control functions.

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19 Enodis annual report + accounts 2003
Human resources review

Operations boards Regional operations boards have been established for North America, Europe and Asia. These boards are made up of the operating company presidents, managing directors and key staff executives from each region. These boards have already implemented some important marketing and operating synergies across Enodis.

Country management In FY03 we also established country managers in our key markets. Experience has taught us that commercial activity is best driven locally, as opposed to globally or regionally. The commercial teams in our six key markets have strived to understand better their roles, responsibilities and rules of engagement as they work with each other towards the satisfaction of our customers’ needs.

Looking forward We are proud of the progress in 2003 and maintaining the momentum, we see even greater opportunities to impact business results in 2004. Consistent with one of our 2004 strategic objectives of becoming the lowest cost supplier of high quality products, HR will support the introduction of lean manufacturing techniques. This will require significant cultural changes as the operating companies shift from old leadership styles and structures to participative management, continuous learning and team-based environments. To support our objective of protecting and growing market share we will also continue to assist the various commercial teams in developing strategic selling and large account management initiatives, including extension of existing training programmes.

We feel confident that we have made solid progress to date in terms of the fundamental HR building blocks. We look forward to 2004 as an opportunity to add value by directly supporting key strategic business initiatives and helping develop a sustainable high performance culture.

Bob Eimers Executive VP, Global Human Resources

Richard Brinkerhoff, Group CIO Chris Karssiens, President Ice-O-Matic	Irwin Shur, Group General Counsel Bob Nerbonne, President Delfield

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20 Enodis annual report + accounts 2003

* Throughout this financial review, operating profit is stated before goodwill amortisation and exceptional items.
** Throughout this financial review, like-for-like operating profit is operating profit further adjusted for the effects of disposals and foreign exchange. See other unaudited information on page 66.

Financial review

One of our key priorities this year was the further reduction in net debt and I am delighted to be able to report that net debt at 27 September 2003 was £139.7m, down £46.4m from the end of the prior year. The primary cause for the reduction was cash flow from our pre-exceptional operating activities after capital expenditure, which generated £70.6m in the year. Our businesses are highly cash generative and we see this continuing in the future.

I am also pleased to report that we have returned to after tax profit in the year, the first time in three years as the losses on disposals of businesses and goodwill impairments of prior years have not been repeated. Profit after tax of £9.5m compares to a prior year loss after tax of £86.8m.

Turnover Our turnover of £679m is £114m below last year. The full year effect of the disposal of non-core businesses in 2002 caused £60m of the decline and adverse foreign exchange movements a further £38m. Like-for-like sales declined 2% reflecting weak US markets, lower sales to certain QSR chains and lower sales in Food Retail Equipment, including the effect of Kysor//Warren shedding unprofitable business.

Operating profit Operating profit before goodwill amortisation and exceptional items decreased by £6.5m to £60.8m. £4.4m of this decrease relates to the full year impact of prior year disposals with a further £3.0m due to adverse foreign exchange movements. Property operating profit was £2.6m lower (see below).

Food Equipment like-for-like** operating profit* increased 9% with Food Retail Equipment returning to profitability as Kysor//Warren broke-even in the year, offsetting a weaker performance in Food Service Equipment North America which was down 8%. In addition to the impacts of lower sales mentioned above, margins declined at our North American refrigeration business in a fiercely competitive environment.

Exceptional items In March 2003 we recognised a weakening of the US market and took prompt action to reduce costs. We also relocated the CEO’s office to New Port Richey near Tampa, Florida and later in the year restructured certain European operations. The total cost of these programmes was £6.1m and has been treated as an exceptional item. Benefits arising during the second half of the year were £9.0m, and we expect a further £4.0m next year.

Whilst our view of our potential liability in the Consolidated Industries litigation remains unchanged, the legal process in the US is lengthy and expensive and our estimates of the costs of defending these actions have increased. We have therefore increased our accruals to cover costs by £3.1m.

Slower economic activity in the property market has also caused us to reassess our provisions in respect of vacant leasehold properties and we have booked a £3.3m increase during the year.

During the year the Group paid £1.3m to release it from the majority of the warranties and indemnities given at the time of the disposal of one of its subsidiaries. As a result, associated accruals of £2.5m, along with a further £0.8m relating to other disposals have been released to the profit and loss account.

Property During the year we sold a further tranche of the Felsted, Essex, property which gave rise to turnover of £16m and operating profit of £5.4m. Annual profit from property development is expected to reduce over time.

Interest The Group’s net interest cost in the period was £21.9m, down £7.4m on the prior year pre-exceptional charge. Lower principal balances along with lower base interest rates helped reduce the charge. However, the increased proportion of our net debt represented by our £100m senior subordinated notes, at 10 3 /8%, will cause the weighted average cost of debt to remain relatively high at 8.1%.

Profit before tax The pre-tax profit for the period of £15.9m is £101.7m better than last year, predominately due to lower exceptional items and interest, offset by reduced operating profit.

Taxation Our tax charge for the year on pre-exceptional profit is £8.2m reflecting a current tax charge on current year profits of £7.4m, approximately 19% of profit before tax, goodwill amortisation and exceptional items. Our UK and US operations benefit from brought forward tax losses and so the charge in the year relates principally to tax on profits of our European and Canadian businesses. The FY02 charge benefited from the release of an accrual following settlement of a US tax audit. The tax benefit of exceptional items is £1.8m.

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21 Enodis annual report + accounts 2003
Financial review

We expect to see the benefit of US tax losses until 2007. However, if in a rolling three-year period there is a change of ownership of more than 50% of our share capital, the benefit of these losses could be severely restricted.

Earnings per share Adjusted diluted earnings per share are 7.7p compared to 10.4p last year, due in part to the higher tax charge and also the increased average number of shares in issue for the full year. Basic earnings per share are 2.4p (2002: loss per share of 24.8p).

Dividend In FY02, the Group completed a major refinancing which involved the transfer of substantially all the assets of the parent company to another Group company. The effect of this, for statutory accounting purposes, was the recognition of losses in the parent company. The recognition of these losses means that the parent company does not have sufficient distributable reserves to lawfully declare dividends.

As and when the Board determines to resume dividend payments, the Company will seek to take the steps necessary to increase distributable reserves to enable it to pay dividends. Any such action is likely to include the approval of shareholders and the High Court; this is unlikely to be before FY05.

No dividend is therefore proposed (2002: £nil).

PensionsThe Group operates a number of defined benefit and defined contribution schemes as discussed in note 23 to the accounts. Applying FRS17 principles we would have a net pension liability of £28.4m at the year end. Cash contributions to our defined benefit plans are determined following actuarial advice and were £0.8m in FY03. We expect to increase our annual funding level by approximately £1.0m in FY04.

Dave Wrench Chief Financial Officer

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22 Enodis annual report + accounts 2003
Financial review

Operating cash flow The Group continues to generate strong cash flow before exceptional items.

	2003	2002
	£m	£m

Operating profit	60.8	67.3
Depreciation	12.4	15.7
Spend against provisions	(2.8)	(2.2)
Working capital	9.6	19.2
Net capital expenditure	(9.4)	(9.0)

Cash inflow from operating activities
and after capital expenditure	70.6	91.0
Interest	(18.9)	(23.3)
Taxation	(7.1)	(3.3)
Free cash inflow	44.6	64.4

For the second year in succession we have reduced working capital. We achieved this by improving cash conversion days and closed the year below our internal target of 40 cash conversion days compared to 45 days last year. Capex was slightly ahead of last year, although some projects were delayed into FY04 and in the long term we expect capex to broadly equal depreciation.

Net debt Net debt at 27 September 2003 was £139.7m compared to £186.1m at the beginning of the year. The free cash inflow of £44.6m is the most significant factor in the debt reduction.

Favourable foreign exchange movements arising as the US dollar weakened contributed £9.6m. The movement of £46.4m is analysed as follows:

£m

Net debt at 28 September 2002	186.1
Free cash inflow	(44.6)
Disposals	1.3
Exceptional items	6.5
Foreign exchange rate movement	(9.6)
Net debt at 27 September 2003	139.7

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23 Enodis annual report + accounts 2003
Financial review

Treasury management The Group treasury function of Enodis is responsible for ensuring the availability and flexibility of funding arrangements in order to meet the ongoing requirements of the Group. In addition, it is responsible for managing the interest rate risks, liquidity risks and foreign exchange risks of the Group. Appropriate policies that regulate the activity of the Group treasury function are in place and have been approved by the Board. The Group treasury function, in turn, has implemented policies and guidelines to regulate the activities of subsidiary companies.

Foreign exchange risk management Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group treasury. Group treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group’s policy not to hedge profit and loss account foreign exchange translation exposures. The Group’s US dollar denominated interest cost provides a partial hedge to the Group’s results.

Enodis has significant capital employed in overseas operations. As a result, the Group’s balance sheet can be affected by movements in foreign exchange rates. The Group has a policy to hedge at least 50% of this risk to limit the impact of currency movements. Accordingly we have loans in the same currencies as the capital employed in the Group’s main overseas operating units. Cross currency swaps are also used to convert the currency of the Group’s borrowings to such functional currencies.

Interest rate risk management The Group finances its operations through a mix of retained profits and borrowings. Borrowings are made at both fixed and floating rates of interest. The Group uses interest rate swaps to generate the desired interest profile and to manage the Group’s exposure to interest rate fluctuations.

As at 27 September 2003, the Group had gross borrowings of approximately £217.4m; £100m of these borrowings were fixed through the senior subordinated notes and a further £21.1m was fixed for a period greater than one year using interest rate swaps. Together with other minor fixed rate borrowings these represent 57% of the Group’s total borrowings. The remaining £92.8m (43%) remains floating. The interest rate profile is in line with the Group’s objectives.

Investment Our current investment focus revolves around improving our ERP systems throughout the Group and we therefore anticipate that capital expenditure will rise over the next few years, although it is unlikely to significantly exceed depreciation. We have no plans for acquisitions or disposals of businesses.

US GAAP Enodis is listed on the New York Stock Exchange under the ticker symbol ENO and accordingly is required to reconcile its accounts from UK to US GAAP. The principal differences arise due to the treatment of goodwill, pension costs and deferred tax. The pre-tax profit (before the cumulative effect of a change in accounting principle) under US GAAP is £34.1m (2002: loss of £85.5m); the net loss after tax under US GAAP is a loss of £94.1m (2002: loss of £103.0m).

During the year we have implemented Statement of Financial Accounting Standard 142 “Goodwill and Other Intangible Assets” (SFAS 142) which requires the discontinuance of goodwill amortisation and a transitional and annual test for goodwill impairment. As a result of the transitional test, we have recognised a £84.9m impairment to goodwill in our US GAAP results. This has no cash effect nor does it affect our results presented under UK GAAP.

Sarbanes-Oxley We are in compliance with the relevant sections of the Act which are currently in force.

Section 404, which requires increased reporting of internal controls, does not apply to us until our year ending September 2005. We are working towards compliance.

Summary Whilst markets have remained difficult, our after tax results have improved and we have ended the year with a stronger balance sheet. Further net debt reduction from our strong operating cash flow remains a priority and will have a corresponding beneficial impact on interest charges. However, the greater proportion of our net debt represented by the Senior Subordinated Notes will cause us to continue to bear a relatively high interest cost.

W David Wrench Chief Financial Officer

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24 Enodis annual report + accounts 2003

The Directors

Peter Brooks, non-executive Chairman
(56 years), joined the Enodis Board as a non-executive Director on 21 May 1998 and was appointed Chairman on 17 January 2000. He was formerly General Counsel to the Board of the Global and Corporate and Institutions Division at the Deutsche Bank Group, and more recently was Chairman European corporate coverage at City solicitors Clifford Chance. He was Chairman of Chesterton International plc. He is Chairman of the Nominations Committee and a member of the Remuneration and Audit Committees.

Dave McCulloch, Chief Executive Officer
(56 years), joined the Group in 1986. Progressively he held the positions of President Garland Canada (1992), President Garland Group (1995), President Specification Group (1999), President NA Foodservice Group (March 2001), President Global Food Service Equipment Group (September 2001) and Chief Operating Officer (May 2002). He was appointed to the Board on 2 November 2001 and to Chief Executive Officer on 1 June 2003. Prior to joining Enodis, he spent 15 years in the residential appliance business with Camco Inc, a subsidiary of General Electric. He is a member of the Nominations Committee.

Dave Wrench, Chief Financial Officer
(57 years), joined Enodis in 2000 as CFO for the Specification Group and was appointed a director and CFO on 23 May 2002. Before joining Enodis he held executive positions with three different companies that included responsibilities for operations in the USA, Canada and Mexico. He had previously worked for GE Canada for 23 years in both CFO and general management positions.

Bob Eimers, Executive Vice President, Global Human Resources (55 years), joined Enodis in July 2001 as Vice President Human Resources and was appointed to the Board on 23 May 2002, having previously been employed with Scotsman. He has been the senior human resource executive in three major corporations; Household International, Sonoco Products Company and Service Merchandise.

Mike Cronk, non-executive Director
(60 years), joined the Enodis Board on 8 May 2003. He was Executive Vice President of Aramark Corporation until January 2003. He is a non-executive director of United Financial Holding Inc, AIM Services, ARAKOR and is Principal of the Natoma Group and Chairman of Geostrategy Consulting. He is Chairman of the Remuneration Committee and a member of the Audit Committee.

Eryl Morris, non-executive and Senior Independent Director (60 years), joined the Enodis Board as a non-executive Director on 27 July 1998. He was formerly Deputy Chief Executive of Courtaulds plc. He is Chairman of Airinmar Group Limited, Mill Digital Media Limited and Care Principles Group Limited. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

Waldemar Schmidt, non-executive Director
(63 years), joined the Enodis Board on 3 April 2000. He was Chief Executive of ISS Group from October 1995 until he left in September 2000. He is Chairman of Superfos A/S, Tholstrup Cheese Holding A/S, Thrane & Thrane A/S and Deputy Chairman of F Group A/S. He is also a non-executive director of Group 4 Falck A/S, WZG Group NV and Alfa Laval International AB. He is a member of the Remuneration and Nominations Committees.

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25 Enodis annual report + accounts 2003

Directors’ report

1 Principal activities, business, operating and financial reviews

The principal activities of the Group consist of the manufacture and sale of commercial food equipment through its Global Food Service Equipment and Food Retail Equipment groups. The Group’s turnover, operating profit and total assets less current liabilities are shown by business sector in note 1 to the accounts. A review of the business and future development plans, together with operating and financial reviews, are contained on pages 6 to 23 which constitute an integral part of this report.

2 Results and dividends

The profit of the Group before taxation amounted to £15.9m (2002 loss: £85.8m). Having adjusted for goodwill amortisation and exceptional items, profit before taxation was £38.9m (2002: £38.0m). The Directors do not recommend the payment of a final dividend (2002: nil). No interim dividend (2002: nil) has been paid in respect of the period.

3 Research and development

During the period the Group incurred expenditure on research and development of £13.2m (2002: £13.4m).The Group’s major research and development facility, the Enodis Technology Center (ETC) at New Port Richey near Tampa, Florida, provides a central resource for the Group’s research and development activity. During the period the Group launched 12 new products and eight product line extensions at the NAFEM show, all of which having been developed at the ETC.

4 Share capital

(a) There was no movement in the number of the Company’s ordinary shares during the period (see note 20 to the accounts).

(b) During the period, the Company did not exercise the authority granted by shareholders at the Annual General Meeting held on 15 January 2003 for the Company to purchase up to 40 million ordinary shares.

5 Board of Directors

The current Directors of the Company, their ages and the dates of their appointment are shown on page 24. Peter Brooks, David McCulloch, Eryl Morris, David Wrench, Robert Eimers and Waldemar Schmidt held office throughout the period. Michael Cronk, a Director at the end of the period, was appointed on 8 May 2003. Robert Briggs and Andrew Allner, Directors at the beginning of the period, left the Board on 8 May 2003 and 31 May 2003 respectively.

David McCulloch and Waldemar Schmidt will retire at the next Annual General Meeting by rotation in accordance with Article 97 of the Articles of Association of the Company and, being eligible, offer themselves for reappointment in accordance with Article 98 of the Articles of Association of the Company.

Michael Cronk, having been appointed a Director since the last Annual General Meeting, will retire at the next Annual General Meeting and, being eligible, offers himself for reappointment in accordance with Article 95 of the Company’s Articles of Association.
The Board believes that these three Directors should be re-elected for the following reasons:

a) David McCulloch was appointed Chief Executive Officer on 1 June 2003, having joined the Board in November 2001. Since that date, he has successfully carried out his duties as executive Director and Chief Operating Officer before becoming Chief Executive Officer. It is of course desirable for the Chief Executive Officer to be a Director of the Company.

b) Waldemar Schmidt was formerly Chief Executive Officer of ISS A/S, one of the world’s leading suppliers of quality cleaning and related services. He was initially appointed to the Enodis plc Board on 3 April 2000 and his global experience has enabled him to make a significant contribution to the deliberations of the Board and Remuneration Committee.

c) Michael Cronk was appointed to the Board by the Directors on 8 May 2003. Most recently he was executive Vice President of Aramark Corporation, a global provider of managed services including food facilities and other support services in 18 countries and employing 200,000 people. He therefore has considerable experience relevant to Enodis.

The interests of the Directors in the share capital and other securities of the Company and its subsidiary undertakings are shown on pages 32 and 33.

6 Substantial shareholdings

The following shareholdings are disclosed as having been notified in accordance with Sections 198 to 208 of the Companies Act 1985 as at 17 November 2003.

Shareholder	Ordinary shares of 50p each	Percentage of issued share capital

Harris Associates L.P.	50,541,360	12.62%
Arnhold & S. Bleichroeder Inc	41,135,300	10.27%
Fidelity International Limited	27,485,282	6.86%
Aviva plc	15,440,816	3.86%
UBS Global Asset Management Life Limited	15,215,554	3.80%
Legal & General Investment Management Ltd	12,131,815	3.03%

7 Charitable and political donations

The Group made charitable donations of £100,000 during the period (2002: £105,000), £93,000 of which was donated in the USA (2002: £100,000). Neither the Company nor any of its subsidiaries made any donation for political purposes in either 2003 or 2002.

8 Auditors

On 1 August 2003 Deloitte & Touche transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company’s consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of Section 26(5) of the Companies Act 1989.

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26 Enodis annual report + accounts 2003 Directors’ report

Resolutions to reappoint Deloitte & Touche LLP as the Company’s auditors and to authorise the Directors to determine their remuneration will be proposed at the next Annual General Meeting.

9 Disabled employees

Applications for employment from disabled persons are considered on their merits and regard is paid only to the ability of an applicant to carry out satisfactorily the functions required. The same policy is adopted when considering career development and promotion, while in the field of training, a distinction would be made only in order to meet the particular requirements of the disabled person. If an employee became disabled while in employment, all due consideration would be given to continued employment whether in the same or in an alternative capacity and training would be given where necessary.

10 Employee consultation

The Group places great value on the involvement of its employees and has reinforced its previous practice of consulting and keeping them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved in many Group companies through newsletters, formal and informal meetings.

11 Creditor payment policy

The terms of payment to most suppliers are agreed, and abided by, on an ongoing basis by each Group company. Trade creditors at 27 September 2003 represented, on average, nil days’ purchases (2002: nil days) for the Company and 65 days’ purchases (2002: 61 days) for the Group.

12 Environmental policies of the Company’s operating groups

The following sections contain some examples of initiatives undertaken to reduce environmental concerns in the period ended 27 September 2003:

–	Recycling/consumption/dry waste At Merrychef, all waste cardboard, packaging, scrap metal and computer cartridges are recycled through local specialists. Scotsman Beverage Systems have reduced the amount of packaging materials they use by 10% by increasing the utilisation of returnable packaging;

–	Refrigeration Kysor//Warren have changed their laboratory testing equipment to a lower ozone depleting refrigerant. At Scotsman Ice, production of RF cabinets and DC bins employs a blowing agent which uses water in place of refrigerant;

–	Hazardous materials The paint booth has been removed at Vent Master Canada. Accordingly, paint residue is no longer discharged to the atmosphere and clean-up solvents ceased to be required, eliminating their disposal. Viscount employ lead-free solder and no longer use chrome-plated screws in their manufacturing operations. Asbestos has been removed from the roof of the Castel Mac factory;

–	Liquid waste At Scotsman China, all ice made by their testing machines is melted and used to reduce the temperature of the factory in the summer. Garland USA have stopped part-washing and painting operations, thereby eliminating waste water discharge; and

–	Energy conservation Merrychef’s range of microwave ovens and new accelerated cooking techniques, using components such as high efficiency magnetrons, substantially reduce cooking times and thereby reduce customers’ energy consumption. Two new ovens at Frymaster’s paint line save 10% natural gas consumption.

13 Annual General Meeting

The Annual General Meeting of the Company will be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on 11 February 2004 at 11.30 a.m.

A separate Circular to shareholders, containing the Notice of the Annual General Meeting and requisite information on the Resolutions to be proposed as special business at the Meeting, accompanies this Report and Accounts.

By order of the Board

D R Hooper Secretary 18 November 2003

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27 Enodis annual report + accounts 2003

Corporate governance

The Combined Code

The Board is accountable to shareholders for the running of the Company and aspires to high standards of corporate governance.

The Company has applied the principles set out in Section 1 of the Combined Code – Principles of Good Governance and Code of Best Practice issued in June 1998 (“the Code”) as detailed herein. The Company is not required to comply with the revised Code published in July 2003 until its financial year ending in September 2005. However, as our report shows, we have already taken steps towards compliance and, so far as is practicable, will be moving towards full compliance over the 2004 financial year. At the same time as formal compliance is important, the Board’s overall approach will be to be guided by and observe the spirit of the Code.

The Board and Committees

Board balance Composition of the Board is balanced, with a non-executive Chairman, three independent non-executive Directors and three executive Directors. The Board does not intend that the Chief Executive become Chairman of the Company. The Directors’ biographies, which are set out on page 24, demonstrate a range of business backgrounds and international experience.

Re-election All non-executive Directors (except for Michael Cronk) have been appointed for an initial term of five years. All Directors are subject to election by shareholders at the first opportunity after their appointment, and to re-election thereafter by rotation and at least every three years in accordance with the Company’s Articles of Association. Michael Cronk has been appointed for an initial term of three years. The names of the Directors submitted for re-election, and reasons why the Board believes they should be re-elected, are detailed in the Directors’ report on page 25 and biographical details for each of them appear on page 24.

Board procedures and support The Board considers that it provides effective leadership and control and has a formal schedule of matters reserved for its specific approval, including Group strategy and performance, acquisitions and disposals, major capital projects, Board appointments and dividend recommendation. It met 12 times during the period, with all Directors present at each meeting, apart from one meeting each in the case of Andrew Allner and Robert Briggs. It maintains a close dialogue between formal meetings. Briefing papers are circulated in advance of planned meetings and, during the year, the Board visited several Group sites. Newly appointed Directors receive an induction programme which includes a pack of Board papers for recent meetings, analysts’ reports on the Company, a description of the Board’s operations and the Memorandum and Articles of Association. A procedure exists for the Directors, in the furtherance of their duties, to take independent professional advice, if necessary, under the guidance of the Company Secretary and at the Company’s expense. If a Director has any concerns about a particular issue, such concerns will be recorded in the minutes of the relevant Board meeting. If a Director resigned over a matter which concerned him, such concerns would be communicated to the other Directors. All Directors have the opportunity to undertake relevant training, have full and timely access to relevant information and the advice and services of the Company Secretary.

Board performance evaluation An evaluation of each Director’s performance was conducted by the Senior Independent Director in December 2002.

Appointments Appointments to the Board are reviewed by the Board as a whole with a Nominations Committee established to undertake the search process and recommend candidates to the Board as necessary. That Committee, comprising Peter Brooks (Chairman), Waldemar Schmidt and Dave McCulloch, met formally on one occasion during the period, at which all members were present. Informal dialogue has also been maintained by the members during the period to discuss the process for selecting new non-executive Directors. Typically, a search consultancy is engaged to develop a shortlist of suitable candidates from which a selection can be made.

Relations with shareholders and understanding their views
There is an agreed allocation of responsibilities for regular executive Director communication with institutional investors and analysts in both the UK and USA. The Annual General Meeting provides an excellent opportunity for private shareholders to question the Board and discuss issues with executive management after the meeting. The Chief Executive Officer and Chief Financial Officer made a number of structured presentations to major shareholders following results’ announcements. Feedback from these presentations is reported to other members of the Board. In addition, quarterly analyses of shareholders are prepared by the Company’s brokers and by its investor relations consultant and distributed to the Board.

Audit CommitteeThe Committee’s Chairman is Eryl Morris, the Senior Independent Director, who sits together with Peter Brooks, and Michael Cronk who joined the Audit Committee on 31 July 2003. Robert Briggs was a member of the Audit Committee until 8 May 2003 when he resigned as a Director. At all times, it shall comprise solely non-executive Directors and shall normally consist of not less than three members. It met five times during the period, with all members present at each meeting. Other Directors and executives may attend by invitation.

The Audit Committee monitors accounting policies and financial reporting, and reviews the quarterly and annual accounts before they are presented to the Board. It also maintains a liaison with external auditors, keeps under review the scope and results of the audit and its cost effectiveness, and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to the Group by the auditors. A policy for pre-approving such services has been adopted by the Audit Committee such that the auditors’ objectivity and independence is safeguarded. The Audit Committee also has primary responsibility for making a recommendation to shareholders on the appointment and removal of the external auditors.

Remuneration CommitteeThe Remuneration Committee is chaired by Michael Cronk, an independent non-executive Director. Peter Brooks, Waldemar Schmidt and Eryl Morris, also independent non-executive Directors, are members of the Remuneration Committee. It met ten times during the period, with all members present at each meeting, except Eryl Morris who was absent from two meetings and Peter Brooks who was absent from one. All were members throughout the period except for Michael Cronk who joined on 30 May 2003. He replaced Waldemar Schmidt as Chairman of the Remuneration Committee on 12 June 2003.

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28 Enodis annual report + accounts 2003
Corporate governance

The Remuneration Committee’s terms of reference include reviewing and advising upon the remuneration and benefits packages of the executive Directors. The fees of the non-executive Directors are determined by the full Board. The Remuneration Committee is advised and assisted as required by Hewitt Bacon + Woodrow, consultant to the Remuneration Committee appointed on 22 May 2003, and the Vice President, Global Human Resources. It reports to the full Board, whose Remuneration report is set out on pages 29 to 33.

Going concern

The Directors believe that the Group has adequate resources to continue operating for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Internal control

IntroductionThe Board has established procedures to implement in full the Turnbull Guidance “Internal Control: Guidance for Directors on the Combined Code” for the year under review and to the date of approval of the annual report and accounts. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing any significant risks faced by the Group.

ResponsibilityThe Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Control structure There is a defined operating structure with lines of responsibility and delegated authority. Regional operations boards, comprising relevant senior executives, have responsibility amongst other things for co-ordination of Group strategy and risk management. The Group’s organisational structure is relatively flat, enabling close control, fast information flow and responsiveness.

Written policies and procedures are in place which define the limits of delegated authority and provide a framework for management to deal with areas of significant business risk. These policies and procedures are reviewed and, where necessary, updated. The Board has established a Treasury Operating Committee which oversees the operation of the Group treasury function and sets appropriate limits to mitigate treasury risk. The Board reviews the most significant risks facing the Group, their potential impact and likelihood of occurrence and the control procedures put in place to mitigate those risks.

Control environment The Group’s operating procedures include a comprehensive system for reporting information to the Directors which is adjusted as necessary.

Budgets are prepared by operating Company management and subject to review by both Group management and the Directors. Forecasts are revised during the year and compared against budget.

When setting budgets and forecasts management identifies, evaluates and reports on the potential significant business risks.

Monthly reports of operating performance, with commentary on variances against budget, forecasts and prior year, are prepared at operational and Group levels. Key performance indicators are monitored.

The acquisition of any business requires a rigorous analysis of the financial implications of the acquisition and key performance figures. A sensitivity analysis takes place of the key assumptions made in the acquisition case. Post investment appraisals of the Group’s investments are conducted on a periodic and timely basis.

A treasury report, with details of treasury borrowings and investments, is distributed to corporate management on a weekly basis.

The Audit Committee reviews a quarterly report detailing any significant legal actions faced by Group companies.

Monitoring and review activitiesThere are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action.

The Audit Committee periodically receives and reviews reports on internal controls from the external auditors and a formal annual self assessment is provided by the presidents and controllers of each Group company detailing the operation of their control systems and highlighting any weaknesses. Regional management, the Audit Committee and the Board review the results of such reports and assessment taking action as appropriate.

Group risk management issues are reviewed by a Group Risk Management Committee, chaired by the Chief Financial Officer and comprising cross functional representatives from across the Group. The Committee reports to the Board, or in the case of internal financial controls, to the Audit Committee, on all risk management matters. Reports from the external auditors, Deloitte & Touche LLP, on internal controls and relevant financial reporting matters are presented to the Audit Committee and management.

Where, as a result of these reviews, issues are identified in the internal control environment, prompt corrective actions are taken.

The Group has an internal audit function whose role includes helping the Board discharge its responsibilities as regards internal control.

Review of effectivenessThe Directors confirm that they have reviewed the effectiveness of the system of internal control through the monitoring process set out above for the year under review and to the date of approval of the annual report and accounts.

Compliance statement

The Listing Rules require the Board to report on compliance with the Code throughout the accounting period. The Company has complied throughout the accounting period ended 27 September 2003 with the provisions set out in Section 1 of the Code except:

–	in respect of certain provisions in the employment contract of D S McCulloch (details of which are set out on page 31), whereby he is entitled to 24 months’ compensation on termination of employment; and

–	the Audit Committee comprised three members throughout the year except for the period 8 May 2003 to 30 July 2003 when the Audit Committee comprised two members following the resignation of Robert Briggs. There were no meetings of the Audit Committee during that period.

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29 Enodis annual report + accounts 2003

Directors’ remuneration report

This remuneration report sets out the Company’s policy on the remuneration of executive and non-executive Directors together with details of Directors’ remuneration and service contracts. The report was approved by the Board on 18 November 2003 and signed on its behalf by order of the Board.

At the Annual General Meeting of the Company to be held on11 February 2004 an ordinary resolution will be proposed to approve this report.

Remuneration policy for executive Directors and senior executives

The remuneration arrangements for executive Directors and senior executives are designed to enable the Company to recruit and retain executives of the calibre needed to maintain Enodis’ position as one of the world’s leading manufacturers and distributors of food equipment.The Remuneration Committee has established a policy for the remuneration of executive Directors and senior executives throughout the Group for the current and subsequent financial years, governed by seven principles that executive remuneration should:

–	be determined by reference to external markets in the various countries (particularly the USA) where it operates;

–	be seen throughout the business to be fair and equitable;

–	be based on total remuneration;

–	be supportive of key strategies;

–	be affordable;

–	be aligned with shareholder value; and

–	be understandable, both internally and externally.

The Remuneration Committee will keep the remuneration policy (as detailed in this report) under review during 2003/2004 and will, in subsequent years, ensure that the Company’s reward programmes remain competitive and provide appropriate incentives for performance.

In forming its remuneration policy, the Remuneration Committee has given full consideration to the principles set out in Section B of the Code (as defined on page 27).

Remuneration policy for non-executive Directors

Before 2003, non-executive Directors were appointed initially for a five year period, which was then reviewed and extended for a further three year period as appropriate. In 2003, and henceforth, the initial period of appointment is three years. There are no provisions for notice periods or compensation in the event of termination and no element of non-executive Directors’ remuneration is performance related. The fees for the non-executive Directors were reviewed by the Board in 2003 after referring to advice provided by the Remuneration Committee’s advisors and increases described later in this report were implemented on1 November 2003. These fees will henceforth be reviewed annually to ensure they are competitive and properly reflect the Directors’ workload and responsibilities at that time. Non-executive Directors do not participate in any of the Group’s incentive or benefit schemes.
Remuneration Committee

For the financial year ended 27 September 2003, remuneration policy for executive Directors and the determination of individual Directors’ remuneration have been delegated to the Remuneration Committee which consists only of non-executive Directors. Waldemar Schmidt, Peter Brooks and Eryl Morris were members of the Remuneration Committee throughout the period. Michael Cronk joined the Remuneration Committee on 30 May 2003 and replaced Waldemar Schmidt as Chairman of the Remuneration Committee on 12 June 2003. Hewitt Bacon +Woodrow were appointed by the Remuneration Committee as its consultants on 22 May 2003 since when they have provided the Remuneration Committee with advice and guidance.They provide no other services to the Group. The Remuneration Committee is also advised by Bob Eimers the ExecutiveVP, Global Human Resources and David Hooper the Company Secretary.

Policy on outside appointments

An appointment of the Chairman or an executive Director to the board of a company outside the Group requires the approval of the Board. Executive Directors who are non-executive Directors of outside companies may retain any fees payable to them with the consent of the Remuneration Committee, except in cases where the directorship is as a representative of the Company.

Elements of executive Directors’ remuneration

Certain details of Directors’ contracts, remuneration and interests in the Company’s securities, including share options, are set out on pages 32 and 33. At present, the Remuneration Committee regards the current year short-term elements of the executive Directors’ remuneration as of primary importance in supporting the Group’s remuneration policy.The Remuneration Committee is currently reviewing the long term incentive element with a view to further alignment with shareholder value. It is expected that, following that review, the long-term element will assume greater importance.

The remuneration arrangements for the executive Directors consist of:

–	Base salary Base salaries (which are not performance related) are determined by reference to those of similar positions in international businesses of broadly comparable size and structure, taking account of turnover, market value, business sector and international involvement. Independent consultants are used to provide comparative information for the Remuneration Committee. Base salaries, which were adjusted during the period in the light of the policy described above, are not intended to be reviewed with an effective date earlier than 1 October 2004.

–	Annual bonus Annual cash bonuses are based on Group financial targets, and in FY03, personal performance targets. The measures for executive Directors and senior executives for the period were Group operating profit before exceptional items and goodwill amortisation, net debt reduction and achievement of personal objectives. If payable, awards in a range of 42% (minimum) and 140% (maximum) of base salary are payable to the executive Directors. The Remuneration Committee may add other corporate or job-related measures as it considers appropriate.

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30 Enodis annual report + accounts 2003
Directors’ remuneration report

–	Long-term incentives: executive share option schemes
Options are outstanding under the Enodis 2001 and 1995 Executive Share Option Schemes, which uses new shares, and the Enodis 1993 Executive Share Option Scheme, which uses shares purchased by an employee share trust. No further options can be granted under the 1995 and 1993 schemes.

In the period ended 27 September 2003, options have been granted under the Enodis 2001 Executive Share Option Scheme. In normal circumstances, the value of shares under options which an executive may receive in any financial year may not exceed twice base salary. Following his appointment as Chief Executive Officer, D S McCulloch was awarded a greater value of options reflecting the increase in his responsibilities. Messrs Wrench and Eimers were also awarded grants of options which, when aggregated with grants earlier in the period, exceeded a value equivalent to twice base salary. This was deemed appropriate in order to retain the services of two key executives at a time when the stability of the Group was vital. Exercise of the options will be subject to meeting more challenging performance conditions as described in this report.

The performance conditions attached to the grants in the period are based on the Company’s total shareholder return (TSR) compared against the companies comprising the FTSE Mid-250 (excluding investments trusts) at the date of grant excluding companies that have ceased to be listed. Options granted over shares with a value of up to one times base salary will be exercisable in full if Enodis’ TSR is greater than that of the median ranked company. Options contained in an award which takes the value above one times base salary will be exercisable as to 35% if Enodis’ TSR is greater than that of the median ranked company, and exercisable in full if Enodis’ TSR is at least as great as that of the upper quartile ranked company, with pro rata exercisability between these two points. TSR performance was selected by the Remuneration Committee as the measure which most closely aligns with improvement in shareholder value. Options granted to Directors in earlier years have been subject to different performance conditions as follows:

–	options granted under the 1995 Executive Share Option Scheme in normal circumstances will be exercisable only if the increase in the Group’s adjusted earnings per share has exceeded the growth in the Retail Price Index by an average of at least 3% per annum over a three year period;

–	options granted under the 2001 Executive Share Option Scheme in the year ended 29 September 2001 and at 147p in the year ended 28 September 2002 will be exercisable in full only if the Company’s TSR is ranked in the upper quartile relative both to other Mid 250 companies (excluding Investment Trusts) and to a group of about 20 other quoted companies in the UK and overseas with analogous businesses. Options will be exercisable on a sliding-scale basis if the Company’s TSR falls between the median and upper quartile levels, as compared with the two comparator groups; and

–	options granted under the 2001 Executive Share Option Scheme at 85.5p in the year ended 28 September 2002 are subject to the same performance conditions as applied to the options granted in the period ended 27 September 2003 and described above.
The calculation of whether the performance criteria have been met will initially be prepared by the Chairman of the Remuneration Committee, as advised by the Remuneration Committee’s consultants. The figures will be reviewed and then submitted for the approval of the Remuneration Committee. This method was selected by the Remuneration Committee as providing shareholders with comfort that all appropriate external advice has been obtained.

–	Long-term incentives: share matching scheme No awards have been made under the share matching scheme (under which executives may be awarded matching free shares linked to the deferral of their annual cash bonus) and the Board has decided not to operate it for the time being.

–	Other benefits (not performance-related) Executive Directors are provided with medical insurance, disability insurance, an allowance in lieu of a company car and other benefits in line with practice in other listed companies of similar size.

–	Pension A J Allner opted not to belong to any of the Company’s pension arrangements and therefore instead received a salary supplement of 27% of base salary up to the date of resignation. The Company makes contributions equivalent to 25% of base salary to the US pension arrangements of the current executive Directors.

Total Shareholder Return

Set out below is a chart showing Company TSR for each of the last five financial years compared to the companies comprising the FTSE Mid-250 index.

The Company was a member of the FTSE Mid-250 index for 40 months of the last five financial years including when its current executive share option scheme was adopted and that index therefore was selected as the comparator group for measuring performance conditions in the Company’s executive share option scheme. Accordingly, the Remuneration Committee considers that to be the most appropriate broad market index for identifying the Company’s performance.

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31 Enodis annual report + accounts 2003
Directors’ remuneration report

Service contracts and compensation

The Company’s policy with regard to service contracts is that they be rolling contracts and will normally contain a notice period to the Director of one year with consideration being given to two years in exceptional circumstances. The Company’s policy with regard to termination payments under such contracts is that in order to achieve certainty, liquidated damages be agreed at the commencement of the contract.

The service contract with D S McCulloch (a US executive), effective 1 June 2003, contains provisions, which were in place before his appointment to the Board, whereby if the contract is terminated by a Group company without cause in the event of a change of control or by Mr McCulloch in the event of a change of control, a payment will be made of 24 months’ base salary, 24 months’ pension contribution and target annual bonus. The Company has received advice that a 24 month compensation provision in these circumstances is not unusual for a CEO in the USA. In the event of termination without cause in all other circumstances payment will be of an amount equivalent to 12 months’ base salary, 12 months’ pension contribution and target annual bonus. In each case, bonus prorated to the date of termination will be paid.

The service contracts with each of W D Wrench and R C Eimers (US executives), each effective 21 July 2003, contain provisions that in the event of termination without cause payment will be made of an amount equivalent to 12 months’ salary, target annual bonus, 12 months’ pension contribution and bonus prorated to date of termination.
The service contract with A J Allner dated 14 February 2002 was terminated by agreement dated 8 April 2003. The service contract contained a notice period from the Company of 12 months and from A J Allner of three months. The service contract also contained liquidated damages provisions whereby if termination of the contract was without cause or within 12 months after a change of control, Mr Allner was entitled to a payment equal to (a) 95% of his annual base salary, (b) 95% of the additional 27% of base salary paid in lieu of membership of the Company’s pension arrangements (c) 95% of annual on target bonus in addition to any prorated bonus entitlement up to the date of termination of employment, (d) one year’s car allowance, (e) continuation of medical and life assurance for one year, and (f) outplacement counselling. The agreement also provided for one year post-employment restrictive covenants.

As far as the unexpired terms of service contracts of Directors offering themselves for reappointment at the Annual General Meeting are concerned, Messrs M Cronk and W Schmidt have no service contracts and D S McCulloch has a rolling service contract with termination provisions described above.

Non-executive Directors’ remuneration

The fees for the non-executive Directors had not been reviewed since January 2000. Effective 1 November 2003, these were increased to £34,500 p.a., with an incremental £6,000 for those Directors who chair the Audit and Remuneration Committees. The Chairman’s fee was increased to £105,000 p.a. also effective 1 November 2003. As indicated earlier in this report, these fees will henceforth be reviewed annually to ensure they are competitive and properly reflect the Directors’ workload and responsibilities at that time.

Directors’ remuneration (audited) The remuneration of the Directors for the 52 weeks ended 27 September 2003 is shown below:

				Compensation
	Base				for loss		Total	Total
	salary	Fees	Bonuses†	Benefits††	of office		2003	2002
Director	£	£	£	£	£		£	£

A J Allner (resigned on 31 May 2003)	233,333	–	–	85,281	767,875	*	1,086,489	708,468
R E Briggs (resigned 8 May 2003)	–	16,676	–	–	–		16,676	27,500
P M Brooks (Chairman)	–	100,000	–	–	–		100,000	118,333
M Cronk (appointed 8 May 2003)	–	12,433	–	–	–		12,433	–
R C Eimers	142,428	–	155,389	32,537	–		330,354	197,217
D S McCulloch	272,987	–	297,829	59,406	–		630,222	526,281
G E Morris	–	32,500	–	–	–		32,500	32,500
D W Odum (prior year Director)	–	–	–	–	–		–	816,116
A F Roake (prior year Director)	–	–	–	–	78,661		78,661	404,840
W Schmidt	–	31,032	–	–	–		31,032	32,500
W D Wrench	173,228	–	188,991	36,734	–		398,953	238,353

	821,976	192,641	642,209	213,958	846,536		2,717,320	3,102,108

* Paid pursuant to the provisions of his service contract described above.
† Bonuses paid by reference to achievement by the Group of budgeted financial targets, or as approved by the Remuneration Committee in respect of achievement of personal objectives. Bonuses are not included in pensionable salary.
†† Includes car allowance and contributions to unapproved money purchase pensions arrangements as detailed in Directors’ pension information below. Benefits are not included in pensionable salary.
Salaries of North American Directors have been translated at the relevant monthly rate, the average for the year being £1 = $1.60.

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32 Enodis annual report + accounts 2003
Directors’ remuneration report

Directors’ pension information (audited)

The Group paid the following sums to defined contribution pension arrangements for the benefit of the Directors, which sums are included in the Directors’ remuneration table on page 31:

	2003	2002
Name	£	£

A J Allner	63,000	93,937
R C Eimers	18,650	Nil
D S McCulloch	40,100	18,371
W D Wrench	11,273	1,263
	133,023	113,571

Directors’ interests in contracts and other transactions with Group companies

No Director has a material interest in any contract with Group companies other than service contracts.

The beneficial interests of Directors in office at 27 September 2003 in the ordinary shares and American Depositary Shares (“ADSs”) of the Company were as follows:

1 Ordinary shares and ADSs

			28 September 2002
	27 September 2003		(or on subsequent appointment)

		Ordinary		Ordinary
Director	ADSs	shares	ADSs	shares

P M Brooks	Nil	43,500	Nil	43,500
M Cronk (appointed 8 May 2003)	Nil	1,011,600	2,900	Nil
R C Eimers	Nil	Nil	Nil	Nil
D S McCulloch	Nil	67,000	Nil	67,000
G E Morris	Nil	32,000	Nil	32,000
W Schmidt	Nil	13,680	Nil	13,680
W D Wrench	Nil	Nil	Nil	Nil

The above interests are in the ordinary share capital and the ADSs of the Company. No Director had any beneficial interest in any share capital of other Group companies or in any debenture of any Group company. As at 17 November 2003 there were no changes to the interests of the Directors in office at the period end as stated above and in paragraph 2 hereof.

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33 Enodis annual report + accounts 2003
Directors’ remuneration report

2 Share options (audited) Options to subscribe for or acquire shares of the Company were held by the following Directors during the period, each of which was granted for nil consideration:

i The Berisford 1995 Executive Share Option Scheme (“Executive Scheme (1995)”) and the Enodis 2001 Executive Share Option Scheme (“Executive Scheme (2001)”).

						At
			Number of options			27 September
	At		during the period			2003			Date
	28 September					(or on earlier			from which	Latest
Director	2002		Granted		Exercised	resignation)	Exercise price		exercisable	expiry date	†

A J Allner (resigned 31 May 2003)	334,332		Nil		Nil	334,332	147.00	p	31.05.03	20.09.05
	1,481,977	*	Nil		Nil	1,481,977	85.50	p	31.05.03	20.09.05
	Nil		593,220		Nil	593,220	59.00	p	31.05.03	21.05.06

R C Eimers	24,699	††	Nil		Nil	24,699	260.73	p	03.07.03	03.07.10
	102,013		Nil		Nil	102,013	85.50	p	21.03.05	21.03.12
	Nil		249,152		Nil	249,152	59.00	p	22.11.05	22.11.12
	Nil		600,000		Nil	600,000	63.50	p	11.08.06	11.08.13

D S McCulloch	49,399	††	Nil		Nil	49,399	116.60	p	01.07.00	01.07.07
	43,233	††	Nil		Nil	43,233	212.88	p	28.07.02	28.07.09
	444,063		Nil		Nil	444,063	81.78	p	10.09.04	10.09.11
	302,401		Nil		Nil	302,401	85.50	p	21.03.05	21.03.12
	271,218		Nil		Nil	271,218	147.00	p	21.03.05	21.03.12
	Nil		396,610		Nil	396,610	59.00	p	22.11.05	22.11.12
	Nil		1,500,000	**	Nil	1,500,000	63.50	p	11.08.06	11.08.13

W D Wrench	37,049	††	Nil		Nil	37,049	260.73	p	03.07.03	03.07.10
	61,469		Nil		Nil	61,469	146.56	p	22.01.04	22.01.11
	194,551		Nil		Nil	194,551	85.50	p	21.03.05	21.03.12
	Nil		296,610		Nil	296,610	59.00	p	22.11.05	22.11.12
	Nil		750,000		Nil	750,000	63.50	p	11.08.06	11.08.13

* On exercise of £469,829 options, pursuant to the rules of the Scheme, A J Allner is entitled to a payment of £51,681.
** On exercise of these options, pursuant to the rules of the Scheme, D S McCulloch is entitled to a payment of £404,203.
† Subject to performance conditions being achieved as described above (except in the case of A J Allner).
All options have been granted under the Executive Share Scheme (2001) except those marked which have been granted under the Executive Share Scheme (1995).
During the year the shares have traded in the range 30.5p to 75.0p. On 27 September 2003, the closing mid market share price was 69.5p.

ii The Berisford 1992 Sharesave Scheme (“Sharesave Scheme (1992)”).

No Director holds options under the Sharesave Scheme (1992).

By order of the Board

D R Hooper Secretary
18 November 2003

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34 Enodis annual report + accounts 2003

Statement of Directors’ responsibilities in respect of the financial statements

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:
–	select suitable accounting policies and then apply them consistently;
–	make judgements and estimates that are reasonable and prudent; and
–	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the Group’s system of internal control, for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

D R Hooper Secretary 18 November 2003

Independent Auditors’ report to the members of Enodis plc

We have audited the financial statements of Enodis plc for the 52 weeks ended 27 September 2003 which comprise the profit and loss account, the balance sheets, the cash flow statement and related notes, the statement of total recognised gains and losses, the accounting policies and the related notes 1 to 26. These financial statements have been prepared under the accounting policies set out therein.

We have also audited the information specified as audited in the Directors’ remuneration report.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

As described in the statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ report and the other information contained in the annual report for the above period as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:
–	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 27 September 2003 and of the profit of the Group for the 52 weeks then ended; and
–	the financial statements and part of the Directors’ remuneration report described as having been audited, have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP Chartered Accountants
and Registered Auditors London
18 November 2003

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35 Enodis annual report + accounts 2003

Group profit and loss account

		52 weeks to 27 September 2003			52 weeks to 28 September 2002

	Notes	Before exceptional items £m	Exceptional items (see note 4) £m	Total £m	Before exceptional items £m	Exceptional items (see note 4) £m	Total £m

Turnover	1
Food equipment		663.7	–	663.7	777.1	–	777.1
Property		15.7	–	15.7	16.1	–	16.1

		679.4	–	679.4	793.2	–	793.2

Profit from operations
Food equipment		64.9	(4.7)	60.2	67.2	(8.9)	58.3
Property		5.4	(3.3)	2.1	8.0	–	8.0
Corporate costs		(9.5)	(4.5)	(14.0)	(7.9)	(0.5)	(8.4)

		60.8	(12.5)	48.3	67.3	(9.4)	57.9
Goodwill amortisation/impairment		(13.8)	–	(13.8)	(19.0)	(48.9)	(67.9)

Operating profit/(loss)	1,2,3,4	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)
Profit/(loss) on disposal of businesses	4	–	3.3	3.3	–	(38.1)	(38.1)

		47.0	(9.2)	37.8	48.3	(96.4)	(48.1)
Net interest payable and similar charges	4,7	(21.9)	–	(21.9)	(29.3)	(8.4)	(37.7)

Profit/(loss) on ordinary activities before taxation		25.1	(9.2)	15.9	19.0	(104.8)	(85.8)
Tax on profit/(loss) on ordinary activities	8	(8.2)	1.8	(6.4)	(1.2)	0.2	(1.0)

Profit/(loss) on ordinary activities after taxation		16.9	(7.4)	9.5	17.8	(104.6)	(86.8)
Equity minority interest		(0.1)	–	(0.1)	(0.2)	–	(0.2)

Retained profit/(loss)		16.8	(7.4)	9.4	17.6	(104.6)	(87.0)

	Notes	52 weeks to 27 September 2003 pence	52 weeks to 28 September 2002 pence

Earnings/(loss) per share	9
Basic earnings/(loss) per share		2.4	(24.8)
Adjusted basic earnings per share		7.7	10.4
Diluted earnings/(loss) per share		2.4	(24.8)
Adjusted diluted earnings per share		7.7	10.4

All results are from continuing operations.

Group statement of total recognised gains and losses

	Notes	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m

Profit/(loss) for the period		9.4	(87.0)
Goodwill written back on disposals, previously written off		–	65.1
Currency translation differences on foreign currency net investments		(4.6)	(5.7)

Total recognised gains and (losses) for the period	22	4.8	(27.6)

Movements in reserves are set out in note 21.

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36 Enodis annual report + accounts 2003

Group and Company balance sheets

	Notes	Group 27 September 2003 £m	Group 28 September 2002 £m	Company 27 September 2003 £m	Company 28 September 2002 £m

Fixed assets
Intangible assets: goodwill	10	208.8	235.4	–	–
Tangible assets	11	81.6	88.0	–	–
Investments	12	5.0	5.9	376.5	376.5

		295.4	329.3	376.5	376.5

Current assets
Stocks	13	75.2	77.7	–	–
Debtors	14	118.3	127.4	105.1	104.7
Deferred tax asset	8	23.8	25.3	–	–
Cash at bank and in hand		77.7	72.7	–	0.1
		295.0	303.1	105.1	104.8
Creditors falling due within one year
Borrowings	15	(49.3)	(33.4)	–	–
Other creditors	15	(174.6)	(183.8)	(5.5)	(5.9)

		(223.9)	(217.2)	(5.5)	(5.9)

Net current assets/(liabilities)		71.1	85.9	99.6	98.9

Total assets less current liabilities	1	366.5	415.2	476.1	475.4

Financed by:
Creditors falling due after more than one year	16	160.2	214.1	95.6	95.1
Provisions for liabilities and charges	19	44.6	44.3	–	–

		204.8	258.4	95.6	95.1
Capital and reserves
Called up share capital	20	200.2	200.2	200.2	200.2
Share premium account	21	234.2	234.2	234.2	234.2
Profit and loss account	21	(272.8)	(277.6)	(53.9)	(54.1)

Equity shareholders’ funds	22	161.6	156.8	380.5	380.3
Equity minority interests		0.1	–	–	–
		366.5	415.2	476.1	475.4

Approved by the Board of Directors on 18 November 2003 and signed on its behalf by:

D S McCulloch Director	W D Wrench Director

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37 Enodis annual report + accounts 2003

Group cash flow statement

	Notes	52 weeks to	52 weeks to
		27 September	28 September
		2003	2002
		£m	£m

Net cash inflow from operating activities before exceptional items	a	80.0	100.0
Net cash outflow from operating exceptional items	a	(6.5)	(27.4)

Net cash inflow from operating activities	a	73.5	72.6

Return on investments and servicing of finance
Interest paid		(18.9)	(23.3)
Financing fees paid		–	(18.9)

		(18.9)	(42.2)

Taxation
Overseas and UK tax paid		(7.1)	(3.3)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(10.0)	(9.9)
Receipts from sale of tangible fixed assets		0.6	0.9

		(9.4)	(9.0)

Acquisitions and disposals
Sale of subsidiary undertakings	4	(1.3)	88.6

Cash inflow before financing		36.8	106.7

Financing
Issue of shares		–	70.3
Issue of 10 3/8% senior subordinated notes		–	100.0
Net increase/(decrease) in borrowings		(32.3)	(242.5)
Capital element of finance lease repayments		(0.2)	(0.5)

		(32.5)	(72.7)

Increase in cash in the period		4.3	34.0

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38 Enodis annual report + accounts 2003

Notes to the Group cash flow statement

a)	Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	52 weeks to 27 September 2003				52 weeks to 28 September 2002

	Before exceptional items £m	Exceptional items £m	Total £m	Before exceptional items £m	Exceptional items £m	Total £m

Operating profit/(loss)	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)
Depreciation	12.4	–	12.4	15.7	–	15.7
Amortisation/impairment of goodwill	13.8	–	13.8	19.0	48.9	67.9
Provisions (net)	(2.8)	4.5	1.7	(2.2)	(5.6)	(7.8)
(Increase)/decrease in stock	2.6	–	2.6	5.5	5.9	11.4
(Increase)/decrease in debtors	7.5	–	7.5	19.7	–	19.7
Increase/(decrease) in creditors	(0.5)	1.5	1.0	(6.0)	(18.3)	(24.3)

Net cash inflow/(outflow) from operating activities	80.0	(6.5)	73.5	100.0	(27.4)	72.6

Businesses disposed of in the prior year contributed £nil (2002: £7.3m) to the Group’s net cash inflow from operating activities.

b)	Reconciliation of net cash flow to movement in net debt

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m

Increase in net cash in the period	4.3	34.0
Cash outflow from capital element of finance lease payments	0.2	0.5
New finance leases	–	(1.5)
Net (increase)/decrease in borrowings	32.3	242.5
Issue of 10 3/8% senior subordinated notes	–	(100.0)
Translation difference	9.6	4.3

Movement in net debt	46.4	179.8
Net debt at start of period	(186.1)	(365.9)

Net debt at end of period	(139.7)	(186.1)

c)	Reconciliation of net debt to balance sheet

	2003 £m	2002 £m

Cash at bank and in hand	77.7	72.7
Current borrowing	(49.3)	(33.4)
Exclude current portion of deferred financing costs	(1.9)	(2.8)

	26.5	36.5
Long term lease obligations	(1.5)	(1.6)
10 3/8% senior subordinated notes	(100.0)	(100.0)
Long term debt	(58.7)	(112.5)
Exclude long term portion of deferred financing costs	(6.0)	(8.5)
Net debt at end of period	(139.7)	(186.1)

d)	Analysis of movement in net debt

	2002 £m	Cash flow £m	Translation adjustments £m	2003 £m

Cash	72.7	4.3	0.7	77.7
Borrowings due within one year	(3.5)	(3.3)	0.1	(6.7)
10 3/8% senior subordinated notes	(100.0)	–	–	(100.0)
Term loan	(144.1)	36.1	8.2	(99.8)
Other long term debt	(11.2)	(0.3)	0.6	(10.9)

Net debt	(186.1)	36.8	9.6	(139.7)

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39 Enodis annual report + accounts 2003

Accounting policies

Basis of accounting

The accounts have been prepared under the historical cost convention modified to include the revaluation of certain assets and comply in all respects with applicable Accounting Standards in the UK.

The profit for the period on a historical cost basis, excluding the effect of the revaluation of certain assets, was not materially different from the profit reported on page 35.

Basis of consolidation

These accounts consolidate the accounts of the Company and all its subsidiary companies and undertakings (“subsidiary entities”), collectively the Group, made up to the period end. The results of the subsidiary entities are included in the Group profit and loss account from the date of acquisition to the date of disposal.

Acquisitions and disposals

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group’ s share of net separable assets. Where the cost of the assets exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Following the implementation of FRS10, goodwill arising on the acquisition of subsidiaries is capitalised in the Group balance sheet in the year of acquisition. Goodwill arising on associates is included with the carrying value of the associate.

Foreign currency translation

Translation differences arising from exchange rate variations on trading transactions are included in operating profit. Overseas profits remitted to the United Kingdom during the period are translated at actual rates of exchange.The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long-term foreign currency borrowings used to finance overseas investment. Other translation differences are dealt with in the profit and loss account.
Turnover

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts and allowances, value added tax and other sales related taxes.

Research and development

Research and development expenditure is written off as it is incurred.

Pension costs

It is the general policy of the Group to fund pension liabilities, on the advice of professionally qualified actuaries, by payments to independent trusts or to insurance companies. Independent actuaries’ valuations are carried out at regular intervals, on a projected unit funding or attained age basis. In addition, the impact of any significant related events, such as major changes in stock market values, are assessed through a formal review process.

Charges in respect of defined benefit schemes are made to the profit and loss account so as to spread the costs of pensions at a substantially level percentage of payroll costs over employees’ estimated service lives within the Group. Contributions to defined contribution schemes are charged to the profit and loss account on a payment basis.

Finance costs

Finance costs incurred in arranging debt facilities are capitalised and recognised in the profit and loss account over the term of the debt.

Taxation

Corporation tax payable is provided on taxable profits at the current rate. Credit is taken for Advance Corporation Tax written-off in previous years when it is recoverable against current corporation tax liabilities.

Deferred taxation is provided on timing differences that result in obligations at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities are recognised in full. Deferred tax assets are recognised to the extent that it is considered more likely than not that the asset will be recovered. No provision has been made for any potential taxation liability that would arise were the earnings of foreign subsidiary entities to be remitted to the UK.

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40 Enodis annual report + accounts 2003 Accounting policies

Investments

(a) Subsidiary entities In the accounts of the Company investments are held at cost less any provision for impairment.

(b) Other fixed asset investments These are shown at cost less any provision for impairment.

Goodwill and intangible fixed assets

Goodwill arising on acquisitions has been capitalised and is amortised over a period of 20 years; the Directors regard 20 years as a reasonable estimated useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against the profit for the period. FRS10 does not require reinstatement of goodwill previously eliminated against reserves; in accordance with FRS10 such goodwill has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

Tangible fixed assets

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write-off the cost or valuation of each asset, on a straight line basis, over its expected useful life as follows:

–	Freehold land: nil.

–	Freehold and long leasehold buildings: 1%–2%.

–	Short leasehold properties: over the unexpired period of the lease.

–	Plant and equipment: 10%–33 1/3%.

Leases

Assets acquired under finance leases are capitalised and depreciated over the shorter of the lease term and the expected useful life of the asset. Operating lease rentals are charged to the profit and loss account as incurred.

Stocks

Stocks are stated at the lower of cost and net realisable value. The cost of work-in-progress and finished goods includes an appropriate portion of manufacturing overheads.

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41 Enodis annual report + accounts 2003

Notes to the accounts

1 Analyses of turnover, operating profit/(loss) and total assets less current liabilities

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

a) Turnover
Food Service Equipment – North America	408.4	474.1
Food Service Equipment – Europe/Asia	144.5	145.0

Global Food Service Equipment	552.9	619.1
Food Retail Equipment	110.8	158.0

Food Equipment	663.7	777.1
Property	15.7	16.1

	679.4	793.2

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of 29 September 2002, we have chosen to adopt a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact is to increase the previously reported 2002 turnover by £10.0m from £783.2m to £793.2m. The reclassification did not have any impact on gross profit or operating profit for any period.

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

b) Turnover by origin: geographical analysis
United Kingdom	65.5	67.6
North America	519.3	612.1
Continental Europe	90.8	89.1
Rest of the World	3.8	24.4

	679.4	793.2

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

c) Turnover by destination: geographical analysis
United Kingdom	66.1	73.1
North America	496.9	573.5
Continental Europe	79.2	80.9
Rest of the World	37.2	65.7

	679.4	793.2

Turnover for the 52 weeks ended 27 September 2003 includes £nil (2002: £60.0m) in respect of Food Equipment businesses sold in the year. Prior year turnover would have been reduced by £37.6m had current year foreign exchange rates been used for translation.

	52 weeks to 27 September 2003			52 weeks to 28 September 2002

	Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items
	items	(see note 4)	Total	items	(see note 4)	Total
	£m	£m	£m	£m	£m	£m

d) Operating profit/(loss)
Food Service Equipment – North America	50.7	(3.0)	47.7	60.8	0.2	61.0
Food Service Equipment – Europe/Asia	10.2	(1.7)	8.5	9.7	(2.5)	7.2

Global Food Service Equipment	60.9	(4.7)	56.2	70.5	(2.3)	68.2
Food Retail Equipment	4.0	–	4.0	(3.3)	(6.6)	(9.9)

	64.9	(4.7)	60.2	67.2	(8.9)	58.3
Food Equipment goodwill amortisation and impairment	(13.8)	–	(13.8)	(19.0)	(48.9)	(67.9)

Food Equipment	51.1	(4.7)	46.4	48.2	(57.8)	(9.6)
Property	5.4	(3.3)	2.1	8.0	–	8.0
Corporate costs	(9.5)	(4.5)	(14.0)	(7.9)	(0.5)	(8.4)

Continuing operations	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)

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42 Enodis annual report + accounts 2003
Notes to the accounts

1 Analyses of turnover, operating profit/(loss) and total assets less current liabilities continued

	52 weeks to 27 September 2003			52 weeks to 28 September 2002

	Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items
	items	(see note 4)	Total	items	(see note 4)	Total
	£m	£m	£m	£m	£m	£m

e) Geographical analysis: operating profit
United Kingdom	(1.5)	(3.3)	(4.8)	1.4	(1.8)	(0.4)
North America	53.1	(7.6)	45.5	55.5	(6.3)	49.2
Continental Europe	10.2	(1.5)	8.7	9.5	(1.1)	8.4
Rest of the World	(1.0)	(0.1)	(1.1)	0.9	(0.2)	0.7
Goodwill amortisation	(13.8)	–	(13.8)	(19.0)	(48.9)	(67.9)

	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)

Operating profit for the 52 weeks ended 27 September 2003 includes £nil (2002: £4.4m) in respect of Food Equipment businesses sold in the year. Prior year operating profit would have been reduced by £3.0m had current year foreign exchange rates been used for translation.

	2003	2002
	£m	£m

f) Total assets less current liabilities
Food Service Equipment – North America	75.3	97.4
Food Service Equipment – Europe/Asia	42.2	46.0

Global Food Service Equipment	117.5	143.4
Food Retail Equipment	29.2	24.9
Food Equipment goodwill	208.8	235.4

Food Equipment	355.5	403.7
Property	5.8	9.4
Investments	5.0	5.9

	366.3	419.0
Corporate	(28.2)	(43.1)
Net cash	28.4	39.3

	366.5	415.2

	2003	2002
	£m	£m

g) Total assets less current liabilities: geographical analysis
United Kingdom	29.6	21.8
North America	234.2	276.9
Continental Europe	68.8	71.0
Rest of the World	5.5	6.2
Net cash	28.4	39.3

	366.5	415.2

2 Operating costs

	52 weeks to 27 September 2003			52 weeks to 28 September 2002

	Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items
	items	(See note 4)	Total	items	(See note 4)	Total
	£m	£m	£m	£m	£m	£m

Cost of sales	537.1	11.1	548.2	634.8	7.9	642.7
Net operating expenses:
Distribution costs	8.5	–	8.5	9.1	–	9.1
Administration expenses	85.9	1.4	87.3	99.0	50.4	149.4
Other operating expenses	0.9	–	0.9	2.0	–	2.0

Operating costs	632.4	12.5	644.9	744.9	58.3	803.2

Gross profit for the period was £131.2m (2002: £150.5m).

The total figures above include the following amounts relating to food equipment businesses sold in 2002: cost of sales £nil (2002: £145.3m), distribution costs £nil (2002: £13.3m), administration expenses £nil (2002: £9.5m) and other operating expenses £nil (2002: £0.1m).

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43 Enodis annual report + accounts 2003
Notes to the accounts

3 Operating profit/(loss)

		52 weeks to	52 weeks to
		27 September	28 September
		2003	2002
		£m	£m

Operating profit/(loss) is stated after charging/(crediting):
Depreciation of tangible fixed assets:
–	owned	12.3	15.6
–	leased	0.1	0.1
Amortisation of intangible fixed assets – goodwill		13.8	19.0
Rental of plant and equipment under operating leases		1.8	2.1
Rental of land and buildings under operating leases		6.9	5.3
Rental income		(0.8)	(0.5)
Research and development		13.2	13.4
Auditors’ remuneration:
–	Audit services
	– statutory audit (i)	0.9	0.9
	– audit-related regulatory reporting	0.1	0.1
–	Further assurance services (ii)	0.1	0.3
–	Tax services
	– compliance services	0.6	0.7
	– advisory services	0.5	0.7

(i)	The audit fees for the period include £15,000 (2002: £15,000) in respect of the Company.
(ii)	A further £0.3m (2002: £1.4m) of fees not charged to operating profit have been paid in respect of refinancing, disposals and other projects.

4 Exceptional items

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

a) Operating exceptional items
Restructuring costs, cost reduction measures and inventory write downs	6.1	9.4
Vacant leasehold provisions	3.3	–
Litigation costs	3.1	–

	12.5	9.4
Goodwill impairment	–	48.9

Operating exceptional items	12.5	58.3

2003: On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to New Port Richey near Tampa, Florida. Subsequently, further restructuring programmes were announced in Europe.

In addition, as a result of a slowdown in the property market, £3.3m has been recognised in respect of vacant leasehold properties.

The Group has reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on certain of the claims totalling $8.6m. The Group believes that the adverse decision is incorrect, and intends to appeal the decision. The Group’s view of the outcome of the Consolidated Industries litigation remains unchanged (see note 24).

2002: Restructuring costs in the 52 weeks to 28 September 2002 principally represented costs associated with the closure of excess operating capacity in our Food Retail Equipment Group. This included the write down of inventory at Kysor//Warren which reflected the decline in the business and employee termination costs that resulted from a headcount reduction of 30. There was also further rationalisation of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment Group.

Following downturns in the US economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2001 and 2002. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of the goodwill. In 2001, an impairment of £100m was booked. In 2002, due to the poor performance of Kysor//Warren, the carrying value of goodwill was written down by a further £48.9m.

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44 Enodis annual report + accounts 2003 Notes to the accounts

4 Exceptional items continued

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m

b) Disposal of businesses
Profit/(loss) on disposals	3.3	(38.1)

2003: In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, associated excess accruals of £2.5m, along with £0.8m of excess provisions from other disposals have been credited to the profit and loss account in the 52 weeks ended 27 September 2003.

2002: During the 52 weeks to 28 September 2002, the Group disposed of Sammic SA, Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC. The Group realised a loss on these disposals of £41.4m after writing off goodwill of £65.1m previously charged against reserves.

In December 2001, £2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale of the Building and Consumer Products business in June 2001. As part of the disposal proceeds the Group had received a £20.0m vendor loan note and share warrants. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4m being £20.0m for the vendor loan note, £0.4m compensation for early repayment of the note and £4.0m for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3m.

The net cash consideration, after expenses, of all the above disposals was used to repay debt.

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m

c) Net interest payable and similar charges
Deferred finance fees written off	–	4.2
Refinancing fees	–	4.2

	–	8.4

Deferred finance fees written off of £4.2m in the 52 weeks to 28 September 2002 related to amounts previously capitalised in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on 20 February 2002.

Refinancing fees represent amounts paid to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements.

5 Staff costs

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m

a) Staff costs, including Directors, comprised:
Wages and salaries	141.4	157.2
Social security costs	19.0	18.9
Pension and other post-retirement costs	5.6	3.9

	166.0	180.0

	52 weeks to 27 September 2003	52 weeks to 28 September 2002

b) The average monthly number of employees was:
Food Service Equipment – North America	3,550	3,871
Food Service Equipment – Europe/Asia	1,533	1,627

Global Food Service Equipment	5,083	5,498
Food Retail Equipment	965	1,443
Corporate and Property	25	29

	6,073	6,970

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45 Enodis annual report + accounts 2003 Notes to the accounts

6 Directors’ remuneration

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Fees as Directors	0.2	0.2
Salaries and benefits	1.0	1.3
Bonuses	0.6	0.9

	1.8	2.4
Pension contributions	0.1	–

	1.9	2.4
Compensation for loss of office	0.8	0.7
	2.7	3.1

Disclosure on Directors’ remuneration, share options, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the UK Listing Authority is included in the Directors’ remuneration report and is indicated as having been audited therein.

7 Net interest payable and similar charges

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Interest payable and similar charges:
Interest on 10 3 /8 % senior subordinated note	(10.4)	(5.3)
Amortisation of deferred financing costs	(3.4)	(2.5)
Term loan and revolving multi-currency facility	(9.3)	(23.8)
Other loans	(0.5)	(0.4)

	(23.6)	(32.0)
Interest receivable:
Bank balances	1.4	1.5
Other	0.3	1.2

	1.7	2.7

Net interest payable and similar charges:
Net interest payable and similar charges before exceptional finance costs	(21.9)	(29.3)
Exceptional finance costs (see note 4)	–	(8.4)
Net interest payable and similar charges	(21.9)	(37.7)

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46 Enodis annual report + accounts 2003 Notes to the accounts

8 Tax on profit/(loss) on ordinary activities

a) Analysis of charge in the period

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

The tax charge for the period comprised:
UK taxation at 30% (2002: 30%)
– current year	–	–
Foreign taxation:
– current year	7.4	5.8
– prior year	(0.7)	(3.8)

	6.7	2.0
Deferred taxation	1.5	(0.8)

	8.2	1.2
Tax relief on exceptional items (i)	(1.8)	(0.2)

	6.4	1.0

(i)	For the 52 weeks ending 27 September 2003, the tax relief on exceptional items includes a deferred tax benefit of £1.6m (2002: nil) and a current tax benefit of £0.2m (2002: £0.2m)

The difference between the Group’s effective current tax on profit/(loss) is reconciled to the US Federal charge as follows:

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Statutory income tax rate in region where majority of profits earned	35.0%	35.0%
Profit/(loss) on ordinary activities before taxation	15.9	(85.8)

Tax on profit/(loss) at US Federal rate	5.6	(30.0)
Adjustments to reconcile to current taxation:
Permanent differences	2.2	1.6
Effect of brought forward losses	(5.9)	(1.9)
US State and local taxes effect	0.3	1.4
Foreign tax effect	1.3	0.7
Exceptional items	2.9	31.6
Net other	0.8	2.2
Effect of adjustments in respect of prior years	(0.7)	(3.8)

Current taxation	6.5	1.8

Current tax comprises:
Tax before exceptional items	6.7	2.0
Current tax benefit on exceptional items	(0.2)	(0.2)
	6.5	1.8

The reconciliation is performed to the US Federal charge as the majority of the Group’s profits are earned in that jurisdiction.

The benefit of brought forward tax losses predominately in the UK and the US reduce tax cash payments.

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47 Enodis annual report + accounts 2003 Notes to the accounts

8 Tax on profit/(loss) on ordinary activities continued

b) Analysis of deferred tax asset

	2003	2002
	£m	£m

US operating losses	9.6	9.8
Warranties	10.1	11.5
Other short term timing differences	11.8	11.7

	31.5	33.0
Accelerated capital allowances	(7.7)	(7.7)

	23.8	25.3

Deferred tax liabilities are recognised in full. Deferred tax assets are recognised to the extent that it is considered more likely than not that the asset will be recovered.

Deferred tax assets not recognised on the balance sheet are as follows:

	2003	2002
	£m	£m

Operating losses	74.9	78.8
Other	13.1	17.1

Total potential deferred tax assets not recognised	88.0	95.9

In addition to the above, the Group has surplus ACT carried forward of £12.6m (2002: £12.6m) which is not recognised.

At the year end, the Directors expect that it will take some time for certain assets, principally the unrecognised US operating losses, to be recovered and currently do not anticipate circumstances in which the other unrecognised assets would be recovered. Our US operating losses are also subject to specific shareholder continuity requirements being met.

At the year end no deferred tax asset was recognised by the Company (2002: nil).

The Group has the following losses available for offset against future profits:

	2003	2002
	£m	£m

UK losses	80.7	72.3
US losses	162.9	184.9
Other territories	9.4	6.2

	253.0	263.4

c) Analysis of movement in deferred tax asset

	2003	2002
	£m	£m

Balance at the beginning of the period	25.3	26.9
Credited/(charged) to profit and loss account	(1.5)	0.8
Credited/(charged) to the profit and loss account – exceptional items	1.6	–
Disposals	–	(1.0)
Currency realignment	(1.6)	(1.4)

Balance at the end of the period	23.8	25.3

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48 Enodis annual report + accounts 2003 Notes to the accounts

9 Earnings/(loss) per share

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Basic and diluted earnings/(loss) attributable to shareholders	9.4	(87.0)

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	m	m

Basic and diluted weighted average number of shares	399.2	351.0

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	pence	pence

Basic and diluted earnings/(loss) per share	2.4	(24.8)
Effect per share of exceptional items	1.8	15.9
Effect per share of goodwill amortisation and impairment	3.5	19.3

Adjusted basic and diluted earnings per share	7.7	10.4

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation (note 1d) are disclosed to reflect the comparative performance of the Group.

10 Intangible fixed assets: goodwill

	2003	2002
Group	£m	£m

Cost:
At the beginning of the period	450.0	460.6
Additions:
– adjustments to prior period goodwill	–	1.7
Currency realignment	(25.2)	(12.3)

At the end of the period	424.8	450.0

Amortisation:

At the beginning of the period	214.6	150.4
Provided during the period	13.8	19.0
Provision for impairment (see note 4)	–	48.9
Currency realignment	(12.4)	(3.7)

At the end of the period	216.0	214.6

Net book value at end of the period	208.8	235.4

Net book value at the beginning of the period	235.4	310.2

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49 Enodis annual report + accounts 2003 Notes to the accounts

11 Tangible fixed assets

	Land and	Plant and	Assets under	2003	2002
	buildings	equipment	construction	Total	Total
	£m	£m	£m	£m	£m

a) Group:
Cost:
At the beginning of the period	67.8	134.0	2.5	204.3	251.5
Additions	0.9	4.1	5.0	10.0	11.4
Disposals and assets written off	(1.2)	(5.5)	–	(6.7)	(7.8)
Reclassifications and transfers	0.4	3.6	(4.0)	–	(0.4)
Disposals of subsidiary entities or businesses	–	–	–	–	(42.0)
Currency realignment	(2.7)	(3.8)	(0.1)	(6.6)	(8.4)

At the end of the period	65.2	132.4	3.4	201.0	204.3

Depreciation:
At the beginning of the period	22.6	93.7	–	116.3	140.1
Provided during the period	2.3	9.9	0.2	12.4	15.7
Disposals and assets written off	(1.2)	(4.9)	–	(6.1)	(6.9)
Reclassifications and transfers	–	–	–	–	(0.3)
Disposals of subsidiary entities or businesses	–	–	–	–	(27.5)
Currency realignment	(0.7)	(2.5)	–	(3.2)	(4.8)

At the end of the period	23.0	96.2	0.2	119.4	116.3

Net book value at the end of the period	42.2	36.2	3.2	81.6	88.0

Net book value at the beginning of the period	45.2	40.3	2.5	88.0	111.4

The net book value of land and buildings comprises:
Freehold				38.0	41.0
Short leasehold				4.2	4.2

				42.2	45.2

Plant and equipment net book value includes £0.3m (2002: £0.3m) of leased assets. Land and Buildings net book value includes £1.4m (2002: £1.5m) of leased assets.

	2003	2002	2003	2002
	Group	Group	Company	Company
	£m	£m	£m	£m

b) Capital commitments:
Contracted commitments for future capital expenditure	2.1	1.1	–	–

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50 Enodis annual report + accounts 2003
Notes to the accounts

12 Fixed asset investments

	Joint ventures and associated undertakings

	Share of net assets £m	Goodwill £m	Total £m	Other unlisted investments £m	Own shares £m	2003 Total £m	2002 Total £m

a) Group:
Cost:
At the beginning of the period	2.1	1.2	3.3	2.0	2.4	7.7	7.6
Share of profit/(loss)	(0.5)	–	(0.5)	–	–	(0.5)	0.1

At the end of the period	1.6	1.2	2.8	2.0	2.4	7.2	7.7

Amounts written off:
At the beginning of the period	–	0.1	0.1	0.3	1.4	1.8	1.4
Written off in the period	–	0.1	0.1	0.3	–	0.4	0.4

At the end of the period	–	0.2	0.2	0.6	1.4	2.2	1.8

Net book value at the end of the period	1.6	1.0	2.6	1.4	1.0	5.0	5.9

Own shares comprise 1,269,341 ordinary shares of the Company (2002: 1,269,341), held in an ESOP trust. The market value of the shares held by the trust at 27 September 2003 was £0.9m (2002: £0.6m), a value below carrying value. The Directors do not consider this diminution in value to be permanent and therefore no further provision is deemed necessary.

	2003	2002
	£m	£m

b) Company: shares in Group undertakings
Cost:
At the beginning of the period	376.5	805.6
Additions	–	376.5
Recoveries	–	(0.9)
Disposals	–	(804.7)

At the end of the period	376.5	376.5

Details of principal subsidiaries and significant investment and their activities are shown in note 26.

13 Stocks

	2003	2002
	Group	Group
	£m	£m

Raw materials and consumables	26.0	29.5
Work in progress	7.9	8.0
Finished goods	32.6	31.6

	66.5	69.1
Property	8.7	8.6

	75.2	77.7

At the period end the Directors are not aware of any significant difference between book value and replacement value of stocks.

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51 Enodis annual report + accounts 2003
Notes to the accounts

14 Debtors

	2003	2002	2003	2002
	Group	Group	Company	Company
	£m	£m	£m	£m

Trade debtors	98.4	108.1	–	–
Amounts due from subsidiary entities	–	–	105.0	104.7
Other debtors	14.7	14.5	0.1	–
Prepayments and accrued income	5.2	4.8	–	–

	118.3	127.4	105.1	104.7

15 Creditors falling due within one year

	2003	2002	2003	2002
	Group	Group	Company	Company
	£m	£m	£m	£m

a) Borrowings:
Term loan	44.5	32.7	–	–
Deferred financing costs	(1.9)	(2.8)	–	–
Bank loans and overdrafts	6.7	3.2	–	–
Other current borrowings	–	0.1	–	–
Obligations under finance leases (note 25)	–	0.2	–	–

Total (note 17)	49.3	33.4	–	–

	2003	2002	2003	2002
	Group	Group	Company	Company
	£m	£m	£m	£m

b) Other creditors:
Trade creditors	57.1	55.8	–	–
Other creditors	6.9	15.3	5.5	5.9
Current tax	11.4	12.3	–	–
Other taxes and social security	4.3	2.6	–	–
Accruals and deferred income	94.9	97.8	–	–

	174.6	183.8	5.5	5.9

16 Creditors falling due after more than one year

	2003	2002	2003	2002
	Group	Group	Company	Company
	£m	£m	£m	£m

Term loan	55.3	111.4	–	–
10 3 /8 % senior subordinated notes	100.0	100.0	100.0	100.0
Deferred financing costs	(6.0)	(8.5)	(4.4)	(4.9)
Other loans	9.4	9.6	–	–
Obligations under finance leases (note 25)	1.5	1.6	–	–

Total (note 17)	160.2	214.1	95.6	95.1

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52 Enodis annual report + accounts 2003
Notes to the accounts

17 Total borrowings

	2003	2002	2003	2002
	Group	Group	Company	Company
	£m	£m	£m	£m

10 3 /8 % senior subordinated notes	100.0	100.0	100.0	100.0
Term loan	99.8	144.1	–	–
Deferred financing costs	(7.9)	(11.3)	(4.4)	(4.9)
Bank loans and overdrafts	6.7	3.2	–	–
Other loans	9.4	9.7	–	–

	208.0	245.7	95.6	95.1
Obligations under finance leases	1.5	1.8	–	–

	209.5	247.5	95.6	95.1

Due within one year	49.3	33.4	–	–
Due after more than one year	160.2	214.1	95.6	95.1

	209.5	247.5	95.6	95.1

An analysis of the maturity of debt is given in note 18.

The £100.0m senior subordinated notes bear interest at 10 3 /8 % and mature in April 2012. The Group has entered into cross-currency swaps to change part of the underlying currency profile of this debt. Two contracts have been entered into to exchange an aggregate of £60.0m for US dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the Group’s assets.

The term loan represents syndicated bank loans of $165.5m. The term loan, which was fully drawn down at the balance sheet date, bears interest at between 2.0% and 3.5% above LIBOR as periodically determined by reference to certain agreed financial ratios. The term loan has been reduced by $58.2m during the period by applying $8.8m from the net proceeds of Felsted land disposals and $49.4m from operating cash flow (in accordance with repayments required under the agreement) against the facility.

The Group enters into interest rate swaps to change a portion of its floating rate debt into fixed rate debt and so reduce the impact of changes in interest rates on the Group’s interest charge. At 27 September 2003, the Group had interest rate swaps outstanding with an aggregate notional value of $140.0m.

Other loans consist primarily of £10.0m of Industrial Revenue Bonds (“IRB’s”) (2002: £10.7m) offset by a favourable revaluation of cross-currency swaps used to hedge debt of £1.8m. The IRB’s are either at fixed rates of interest or are at rates of interest set periodically by reference to market rates. These bonds incurred rates of interest between 1.3% and 6.1% during the period.

The indebtedness under the senior credit facilities agreement dated 20 February 2002 (the “Facility Agreement”) is secured by fixed and floating charges over substantially all the assets of Enodis Holdings Limited (a wholly owned subsidiary of the Company) and those Group companies which are guarantors under the Facility Agreement. The guarantors have unconditionally guaranteed all of the outstanding obligations under the Facility Agreement.

18 Financial instruments

An explanation of the Group’s treasury policy and controls is included in the Financial review on pages 20 to 23. The Group does not trade in financial instruments.

As permitted by FRS13, short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

a) Maturity profile of financial liabilities

			2003			2002

	Bank borrowings and debentures £m	Other £m	Total £m	Bank borrowings and debentures £m	Other £m	Total £m

Within one year or less or on demand	51.2	(1.9)	49.3	35.9	(2.5)	33.4
More than one year but not more than two years	13.1	(1.3)	11.8	30.2	(1.5)	28.7
More than two years but not more than five years	42.2	1.7	43.9	36.1	1.1	37.2
More than five years	–	104.5	104.5	45.1	103.1	148.2

Gross financial liabilities	106.5	103.0	209.5	147.3	100.2	247.5

In the maturity analysis of the Group’s financial liabilities “Other” includes liabilities shown as other creditors and obligations under finance leases offset by deferred financing assets of £7.9m (2002: £11.3m) analysed by maturity.

Debt more than five years of £104.5m (2002: £148.2m) principally comprises senior subordinated notes of £100.0m maturing in 2012.

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53 Enodis annual report + accounts 2003
Notes to the accounts

18 Financial instruments continued

The Group had the following committed undrawn borrowing facilities at the end of the period:

	2003 £m	2002 £m

Expiry date
In more than two years but not more than five years	34.0	42.7

b) Interest rate profile: financial liabilities

Financial liabilities	Total £m	Floating rate £m	Fixed rate £m	Non-interest bearing £m	Fixed weighted average interest rate %	Weighted average period at fixed rate Years

Sterling	32.9	0.8	40.0	(7.9)	10.4	8.6
US$	147.6	92.0	55.6	—	9.1	5.8
Euro	29.0	—	29.0	—	10.2	8.5

At 27 September 2003	209.5	92.8	124.6	(7.9)	9.8	7.3

Sterling	29.2	0.4	40.1	(11.3)	10.4	9.5
US$	192.0	62.9	129.1	—	7.6	3.9
Euro	26.3	—	26.3	—	10.2	9.4

At 28 September 2002	247.5	63.3	195.5	(11.3)	8.5	5.8

The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates.

The fixed rate financial liabilities mainly comprise the senior subordinated notes and interest rate swaps.

c) Interest rate profile: financial assets

Financial assets	Total £m	Floating rate £m	Non-interest bearing £m

Sterling	42.3	39.5	2.8
US$	17.6	16.1	1.5
Euro	10.8	6.8	4.0
Other	8.4	8.2	0.2

At 27 September 2003	79.1	70.6	8.5

Sterling	46.4	43.5	2.9
US$	13.3	11.2	2.1
Euro	9.8	5.3	4.5
Other	4.9	4.7	0.2

At 28 September 2002	74.4	64.7	9.7

The non-interest bearing financial assets mainly comprise equity return investments and uncleared receipts.

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54 Enodis annual report + accounts 2003
Notes to the accounts

18 Financial instruments continued

d) Fair values of financial assets and liabilities Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities at the period end.

Primary financial instruments held or issued to finance the Group’s operations	Book value £m	Fair value £m

Short term borrowings and current portion of long term borrowings	(49.3)	(49.3)
Long term borrowings	(55.3)	(55.3)
Cash deposits	77.7	77.7
Investments (see note 12)	1.4	1.4
Other financial liabilities	(104.9)	(114.0)

Derivative financial instruments held or issued to manage the interest rate and currency profile	Book value £m	Fair value £m

Interest rate swaps and similar instruments	—	(2.6)
Forward foreign currency contracts	1.8	1.8

The fair value of the interest rate swaps and foreign exchange contracts have been estimated by reference to prices available from the markets on which the instruments are traded. The fair value of the senior subordinated notes is the closing mid-price at the close of business on the balance sheet date. All other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

The fair value of short term deposits and borrowings approximates the carrying amount because of the short term maturity of these instruments. The fair value of the long term borrowings approximates the carrying value due to the debt being subject to floating rates or short term fixed rates.

e) Hedging As explained in the Financial review on pages 20 to 23, the Group’s policy is to hedge the following exposures:

–	Interest rate risk – using interest rate swaps, caps and collars and forward rate agreements.

–	Balance sheet translation risk – using cross currency swaps and borrowings in functional currencies.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is likely to be recognised.

Unrecognised gains and losses on instruments used for hedging are as follows:

		Gains		Losses

	2003 £m	2002 £m	2003 £m	2002 £m

Unrecognised gains and (losses) on hedges to the period end	1.8	2.3	(2.6)	(5.0)

f) Currency profile The main functional currencies of the Group are Sterling and US$. The following analysis of net monetary assets and liabilities shows the Group’s currency exposures after the effects of forward contracts used to manage currency exposure. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or “functional”) currency of the operating units involved.

			2003 Net foreign currency assets/(liabilities)					2002 Net foreign currency assets/(liabilities)

Functional currency of	Sterling	US$	Euro	Other	Total	Sterling	US$	Euro	Other	Total
Group operations	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	—	—	0.1	—	0.1	—	—	—	0.1	0.1
US$	—	—	—	—	—	—	—	—	0.5	0.5
Euro	—	—	—	—	—	—	—	—	—	—
Other currencies	—	3.2	—	—	3.2	—	1.4	—	—	1.4

Other	—	3.2	0.1	—	3.3	—	1.4	—	0.6	2.0

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55 Enodis annual report + accounts 2003
Notes to the accounts

19 Provisions for liabilities and charges

	Property £m	Restructuring £m	Pensions and other deferred employee benefits £m	Warranty £m	Total Group £m

Analysis of movement in provisions:
At the beginning of the period	3.5	1.3	20.1	19.4	44.3
Charged to profit and loss account	3.3	6.1	1.1	0.5	11.0
Utilised	(2.9)	(4.7)	(1.0)	—	(8.6)
Reclassified	0.8	—	(0.8)	—	—
Currency realignment	—	(0.1)	(0.4)	(1.6)	(2.1)

At the end of the period	4.7	2.6	19.0	18.3	44.6

Property provisions relate primarily to lease payments under onerous contracts.

Restructuring costs relate mainly to costs associated with the charges described in note 4 “Exceptional items”, and are expected to be recognised within one year.

Pension scheme details are set out in note 23.

Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments.

Warranty provisions have been recognised for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments.

20 Called up share capital

	2003	2002	2003	2002
	Number	Number	£m	£m

a) Number and value of shares:
Ordinary shares of 50p each

Authorised	600,000,000	600,000,000	300.0	300.0

Allotted, called up and fully paid	400,465,587	400,465,587	200.2	200.2

1,269,341 ordinary shares of the Company (2002: 1,269,341) are held in an independently managed Executive Share Option Plan (“ESOP trust”).

The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Company to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Group finances the ESOP trust by way of an interest free loan of £2.1m.

The ESOP trust has waived the right to receive dividends on all shares held. Costs are borne by the sponsoring company and written off in the period in which they are incurred.

Ordinary shares
Number

b) Movement of ordinary shares during the period:
At the beginning and end of the period	400,465,587

The proceeds of the exercises of share options in the period amounted to £nil (2002: £2,287).

c) Option schemes During the period the Company has operated the following employee option schemes using new shares:

Number of options	At 29 September 2002	Granted	Exercised	Lapsed	At 27 September 2003

Sharesave Scheme (1992)*	122,881	Nil	Nil	70,407	52,474
Executive Share Scheme (1984)*	144,333	Nil	Nil	144,333	Nil
Executive Share Scheme (1995)*	2,537,052	Nil	Nil	474,219	2,062,833
Executive Share Scheme (2001)	9,393,236	6,461,490	Nil	1,179,329	14,675,397

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56 Enodis annual report + accounts 2003
Notes to the accounts

20 Called up share capital continued

The Company has outstanding at 27 September 2003 the following options to subscribe for ordinary shares:

	Year	Price pence	**Date from which exercisable	**Last expiry date	Number

Sharesave Scheme (1992)*	1998	164.13	01.09.05	01.03.06	17,107
	1999	156.03	01.09.04	01.03.05	14,055
	1999	156.03	01.09.06	01.03.07	2,590
	2000	209.64	01.09.03	01.03.04	4,415
	2000	209.64	01.09.05	01.03.06	8,524
	2000	209.64	01.09.07	01.03.08	5,783

					52,474

	Price pence	**Date from which exercisable	**Last expiry date	Number

Executive Share Scheme (1995)*	186.64	31.03.98	31.03.05	22,328
	116.60	01.07.00	01.07.07	290,215
	151.82	28.11.00	28.11.07	314,684
	145.75	17.11.01	17.11.08	170,348
	212.88	28.07.02	28.07.09	475,444
	254.25	24.11.02	24.11.09	111,393
	260.73	03.07.03	03.07.10	583,577
	260.89	03.07.03	03.07.10	45,445
	170.04	21.12.03	21.12.10	24,700
	175.13	21.12.03	21.12.10	24,699

				2,062,833

Executive Share Scheme (2001)	146.56	21.01.04	21.01.11	1,902,482
	170.41	21.01.04	21.01.11	135,737
	146.56	12.06.04	12.06.11	50,507
	81.78	10.09.04	10.09.11	444,063
	147.00	21.03.05	21.03.12	884,614
	85.50	21.03.05	21.03.12	4,648,038
	50.00	09.08.05	09.08.12	261,266
	59.00	22.11.05	22.11.12	3,441,690
	50.00	09.05.06	09.05.13	57,000
	63.50	11.08.06	11.08.13	2,850,000

				14,675,397

*No further options can be granted under these schemes.
**Subject to performance conditions being achieved.

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57 Enodis annual report + accounts 2003
Notes to the accounts

21 Reserves

Movements on reserves during the period were as follows:

	Share premium account £m	Profit and loss account £m

Group:
At the beginning of the period	234.2	(277.6)
Retained profit/(loss) for the period	–	9.4
Currency translation differences on foreign currency net investments (note b)	–	(4.6)

At the end of the period	234.2	(272.8)

Company:
At the beginning of the period	234.2	(54.1)
Retained profit/(loss) for the period	–	0.2

At the end of the period	234.2	(53.9)

a) As permitted by Section 230 of the Companies Act 1985, a separate profit and loss account for the parent Company is not presented. The profit for the period in the accounts of the parent company before dividends is £0.2m (2002: £12.1m loss).

b)The currency realignment arises on the translation of interests in the opening net assets of overseas subsidiary entities and associated undertakings, long-term foreign borrowings used to finance overseas investments, and on the translation of the profit and loss account for the period to closing rate.

c) Goodwill written off directly against profit and loss reserve amounts to £270.8m (2002: £270.8m).

22 Equity shareholders’ funds

Reconciliation of movements in equity shareholders’ funds

	2003 £m	2002 £m

Profit/(loss) for the period	9.4	(87.0)
Goodwill written back on disposals, previously written off	–	65.1
Currency translation differences on foreign currency net investments	(4.6)	(5.7)

Total recognised gains and (losses)	4.8	(27.6)
Shares issued	–	70.3

Net increase/(decrease) in equity shareholders’ funds in the period	4.8	42.7
Opening equity shareholders’ funds	156.8	114.1

Closing equity shareholders’ funds	161.6	156.8

23 Group pension and other post retirement medical schemes

The Group operates a number of pension schemes of both the defined benefit and defined contribution type. The total pension charge for the period was £5.2m (2002: £3.6m). There is a provision for pension costs of £12.4m (2002: £8.0m) in the balance sheet as at 27 September 2003 arising from the accumulated difference between the contributions paid and the corresponding pension costs. The provisions in respect of several plans have been included in the pension provisions at year end 2003 which in previous years were allocated to other provisions.

The total employer contributions payable to the Group’s defined contribution schemes over the period and included in the expense figure quoted above was £3.6m (2002: £4.4m). At 27 September 2003, there were no outstanding/prepaid contributions (2002: nil).

In addition, the total cost for the post retirement medical schemes in the US was £0.4m (2002: £0.3m). There is a provision for post retirement medical schemes in the balance sheet as at 27 September 2003 of £3.9m (2002: £3.2m).

The Group currently accounts for pensions and other post retirement benefits under SSAP24. Under the transitional arrangements for FRS17, the Group is required to provide additional disclosures relating to its pension and other post retirement medical schemes. These follow the SSAP24 disclosures below.

The pension charges and balance sheet entries included in the accounts and disclosed in the notes to the financial statements have been prepared by independent, qualified actuaries.

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58 Enodis annual report + accounts 2003
Notes to the accounts

23 Group pension and other post retirement medical schemes continued

SSAP24
a) A number of the Group’s full-time UK employees as at 27 September 2003 are members of defined benefit arrangements with assets held in separate trustee administered funds. The principal defined benefit scheme in the UK is the Berisford (1948) Pension Scheme (“the Berisford Scheme”). A valuation was carried out by a qualified independent actuary at 31 March 2001 using the attained age method. Following the valuation it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries. Contributions have resumed in October 2003. The main financial assumptions used in the valuation are set out below:

Investment returns	5.5% p.a.
Increase in:
Salaries	4.5% p.a.
Present and future pensions	5.0% p.a.

The total market value of the Berisford Scheme’s assets at the last valuation date was £86.4m. The funding level after allowing for future increases in earnings and using a market value of assets, was 117.9%.

b) Enodis Corporation maintains a 401(k) plan which covers most of its employees. This is a defined contribution arrangement.

c) Scotsman Industries maintains a number of pension plans which cover certain hourly paid employees at a subsidiary and frozen accrued benefits. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the period of their employment. All pension plans have been funded in accordance with the US Employee Retirement Income Security Act of 1974.

The last valuation of the main defined benefit plan was as at 1 January 2001. No regular employer contributions are currently being paid to this arrangement.

The following main assumptions were used to calculate net pension charges for pension plans in the USA in the 52 weeks ended 27 September 2003:

Discount rate	6.75% p.a.
Future salary increases	not applicable
Future pension increases	nil

The total market value of the total US plan assets as at 27 September 2003 was £20.6m. The funding level of the funded US plans as a percentage of accrued benefits, after allowing for future increases in earnings, and using a market value of assets, was 81%.

d) Scotsman Industries also operates two post retirement medical plans. The charge for the period has been calculated using the FRS17 assumptions as at 28 September 2002 disclosed below.

FRS17
In the UK, the figures for the Berisford Scheme have been based on a full actuarial valuation as at 31 March 2001 and the figures for the Whitlenge Drink Equipment Limited Retirement Benefit Scheme have been based on a full actuarial valuation as at 28 June 2002. For the pension and post retirement medical plans in the US, the figures have been based on full actuarial valuations as at 1 January 2002. All valuations have been updated to the year end.

The assets in the Group’s defined benefit schemes and the expected rate of return were:

	Long-term rate of return expected a t27 September 2003 % p.a.	Value at 27 September 2003 £m	Long-term rate of return expected at 28 September 2002 % p.a.	Value at 28 September 2002 £m	Long-term rate of return expected at 29 September 2001 % p.a.	Value at 29 September 2001 £m

Equities	6.7 – 8.5	52.2	6.4 – 8.5	46.6	6.9 – 10.2	62.5
Bonds	4.7 – 5.3	40.1	4.9 – 6.4	41.2	5.6 – 6.1	35.4
Property	6.7 – 7.0	1.9	6.4 – 7.3	2.7	6.5 – 6.9	9.8
Other	3.5 – 4.7	1.2	4.2 – 4.3	0.9	4.9 – 6.5	5.0

Total		95.4		91.4		112.7

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59 Enodis annual report + accounts 2003
Notes to the accounts

23 Group pension and other post retirement medical schemes continued

The liabilities of the Group’s schemes were calculated using the key assumptions set out below:

	27 September	28 September	29 September
	2003	2002	2001
	% p.a.	% p.a.	% p.a.

Discount rate	4.8 – 6.3	5.4 – 6.8	6.1 – 7.5
Rate of increase in salaries	4.2	3.8	4.5
Rate of increase in pensions in payment	2.7 – 5.0	5.0	5.0
Rate of increase in pensions in deferment	2.7	2.3	3.0
Medical cost inflation	12.0 – 5.0	10.0 – 5.0	6.5 – 5.0
Price inflation	2.7 – 3.0	2.3	2.8 – 3.0

The balance sheet position for the Group’s schemes as calculated under FRS17 at the year end is as follows:

	2003	2002	2001
	£m	£m	£m

Fair value of assets	95.4	91.4	112.7
Present value of scheme liabilities	(123.8)	(111.9)	(113.0)

Surplus/(deficit) in the scheme	(28.4)	(20.5)	(0.3)
Unrecognisable surplus in the scheme	–	–	(0.7)
Related deferred tax asset or liability	–	–	–

Net pension asset/(liability)	(28.4)	(20.5)	(1.0)

At 27 September 2003, the total net pension asset/(liability) for pension plans with assets in excess of liabilities was nil (2002: nil) and a liability of £16.2m (2002: liability of £16.4m) for pension plans with liabilities in excess of assets.

If the above pension and other post retirement liabilities were recognised in the financial statements at 27 September 2003, the Group’s profit and loss reserve would be as follows:

	2003	2002
	£m	£m

Profit and loss reserve excluding pension and post retirement benefit liability	(256.3)	(266.4)
Pension and post retirement benefit provision	(28.4)	(20.5)

Profit and loss reserve including pension and post retirement benefit liability	(284.7)	(286.9)

Analysis of the amount charged to operating profit

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Current service cost	1.0	0.7
Past service cost	–	0.5
Previously unrecognised surplus deducted from above	–	(0.5)

Total operating charge	1.0	0.7

Analysis of other amounts charged to profit and loss account

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Loss/(gain) arising from settlements or curtailments	0.4	1.3
Previously unrecognised surplus deducted from above	–	(0.2)

Total loss/(gain) arising from settlements and curtailments	0.4	1.1

Analysis of the amount credited/(charged) to other finance income

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Expected return in pension plan assets	5.6	7.6
Interest on pension plan liabilities	(6.6)	(6.9)
Net return	(1.0)	0.7

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60 Enodis annual report + accounts 2003
Notes to the accounts

23 Group pension and other post retirement medical schemes continued

Net cost (operating charge plus other amounts less finance income)

	52 weeks to	52 weeks to
	27 September	28 September
	2003	2002
	£m	£m

Net cost	2.4	1.1

Analysis of amount recognised in statement of total recognised gains and losses (STRGL)

	2003	2002
	£m	£m

Gain/(loss) – Actual return less expected return on pension assets	6.3	(14.0)
Experience gains/(losses) arising on the liabilities	(0.9)	(0.1)
Gain/(loss) arising from changes in assumptions underlying the present value of the liabilities	(7.7)	(4.9)

Actual gain/(loss) recognised in STRGL	(2.3)	(19.0)

Movement in surplus/(deficit)

	2003	2002
	£m	£m

Surplus/(deficit) at the beginning of the year	(20.5)	(0.3)
Unrecognisable surplus at the beginning of the year	–	(0.7)

Recognisable surplus/(deficit) at the beginning of the year	(20.5)	(1.0)
Additional schemes included in disclosures in 2003	(4.5)	–
Movement in the year:
Current service cost	(1.0)	(0.7)
Contributions and benefit payments	0.8	0.5
Past service costs (after deducting from unrecognisable surplus)	–	–
Settlement gain/(loss) (after deducting from unrecognisable surplus)	(0.4)	(1.1)
Other finance income/(expense)	(1.0)	0.7
Actuarial gain/(loss)	(2.3)	(19.0)
Foreign currency movements	0.5	0.1
Unrecoverable surplus at the end of the year	–	–

Total surplus/(deficit) at end of year	(28.4)	(20.5)

Experience gains and losses

	2003	2002
	£m	£m

Difference between expected and actual return on assets in £m	6.3	(14.0)
Percentage of assets	6.6%	(15% )
Experience gains and losses on liabilities in £m	(0.9)	(0.1)
Percentage of the present value of the liabilities	0.7%	0%
Total amount recognised in statement of total recognised gains and losses in £m	(2.3)	(19.0)

Percentage of the present value of the liabilities	1.9%	17%

24 Contingencies

(i) A Group company, Enodis Corporation, has been named in a number of lawsuits in the United States in which the plaintiffs seek to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corp. (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. There are a number of lawsuits pending against Consolidated seeking damages arising from allegedly defective home furnaces manufactured by Consolidated. Enodis Corporation is not a party to these actions but has an interest in their outcome due to the existence of the alter ego allegations and because Enodis Corporation’s insurance carriers are involved in the defence of these actions under reservations of rights.

The plaintiffs in the actions against Enodis include Daniel L Freeland, in his capacity as Trustee of the bankruptcy estate of Consolidated, Amana LLC and Bard Manufacturing Company. In addition to an alter ego claim, Freeland asserts against Enodis Corporation a variety of bankruptcy and equitable claims seeking to recover up to $30m paid by Consolidated between 1988 and 1998.

The plaintiffs in the actions against Consolidated include Amana, Bard, K.B. Home, J.F. Shea Co., Inc. and Shapell Industries Inc. as well as one class action which has been settled as discussed below and one putative class action.

Enodis Corporation has thoroughly investigated all these claims, believes they are without merit and is defending them vigorously.

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61 Enodis annual report + accounts 2003
Notes to the accounts

24 Contingencies continued

The actions brought by Bard and Amana have been discontinued against Enodis Corporation but could be revived. The Shapell and Shea claims have been settled in principle but the settlements have not been finalised.

On 7 January 2003, the Indiana District Court entered a partial summary judgment for $8.6m against Enodis Corporation in favour of the Trustee on the basis that the purchase price paid to Enodis for the share capital of Consolidated was a fraudulent transfer. Enodis believes that the Indiana District Court’s decision is incorrect and intends to appeal from that decision. The trial of the remaining claims in the lawsuit against Enodis by the Trustee was held in the United States Bankruptcy Court in Indiana from 3 February to 7 March 2003, and a decision has not yet been rendered.

On 21 February, 2002, Consolidated entered into a Court monitored settlement of a California class action relating to 153,000 furnaces. The settlement has now been implemented and the Group has fully paid its portion of the settlement amount.

The issue of whether Consolidated and/or Enodis Corporation has insurance coverage for some or all of these contingency liabilities is the subject of a reservation of rights by a number of insurance carriers and is the subject of litigation, though the carriers are co-operating in attempts to resolve the lawsuits. One of the carriers is seeking to recover from Enodis Corporation approximately $3m it purports to have paid in defence and/or settlement of the California class action. The Group believes this claim to be without merit and is vigorously defending against it.

(ii) In February 2003, a Group company received a letter from a third party alleging a breach of contract claim. On 19 September 2003, Loblaw Properties Limited (“Loblaw”) commenced proceedings in the Superior Court of Justice, Ontario Canada against Enodis plc, Kysor Industrial Corporation and Garland Commercial Ranges Limited, alleging breach of contract and claiming $15m (Canadian) in damages. The Group is still investigating the basis of this claim. However, the Group believes that it has meritorious defences and intends to defend vigorously against the claim.

(iii) Based upon its current assessments of the Consolidated and Loblaw lawsuits and claims, the Enodis Group believes that the defence and the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts currently accrued in respect of them. Therefore, the defence and resolution of these lawsuits should not have a material effect on its financial condition. However, the damages alleged in the lawsuits substantially exceed the estimate of, and accruals for, the potential exposure.

(iv)There are customary tax, environmental and other warranties and indemnities in respect of companies and businesses sold in previous years.

25 Lease obligations

	2003	2002
	Group	Group
	£m	£m

a) The future minimum payments to which the Group is committed under finance leases are as follows:
Within one year	0.2	0.4
Between one and two years	0.2	0.2
Between two and five years	0.7	0.6
After more than five years	1.0	1.4

	2.1	2.6
Finance charges allocated to future periods	(0.6)	(0.8)

	1.5	1.8

Disclosed in the accounts as:
Creditors falling due within one year (note 15)	–	0.2
Creditors falling due after more than one year (note 16)	1.5	1.6

	1.5	1.8

The Company had no commitments under finance leases (2002: £nil).

	2003	2002
	Group	Group
	£m	£m

b) Operating lease payments which the Group is committed to make during the next financial year are analysed as follows:
Leases expiring:
Within one year	2.2	1.5
Between one and two years	0.6	0.9
Between two and five years	0.7	1.5
After more than five years	4.5	4.2

	8.0	8.1

The Company had annual commitments under operating leases expiring after more than five years of £nil (2002: £nil).

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62 Enodis annual report + accounts 2003 Notes to the accounts

26 Principal subsidiaries and significant investment

	Country of incorporation and operation	Percentage held at 27 September 2003	Details of holding of share capital

Food equipment
Castel MAC S.p.A.	Italy	100	8,300,000 0.52 Euro shares
Cleveland Range, L.L.C.	USA	100	3,000 no par value common stock
Cleveland Range Ltd.	Canada	100	32,449 Class A no par value shares
Convotherm Elektrogerate GmbH	Germany	91	1,394,044 Euro shares
Convotherm Limited	England	91	6,000 £1 ordinary shares
Convotherm Singapore Pte Ltd.	Singapore	91	100,000 $1 shares
Enodis Corporation	USA	100	10 US$0.01 par value common stock
Enodis Deutschland GmbH	Germany	100	50,000 0.52 Euro shares
Enodis France SA	France	100	7,500 16 Euro shares
Enodis Group Limited	England	100	700,000,001 £1 ordinary shares
Enodis Holdings Limited*	England	100	364,885,489 £1 ordinary shares
Enodis Iberia SA	Spain	100	200 300 Euro shares
Enodis UK Limited	England	100	5,000 £1 ordinary shares
Frimont S.p.A	Italy	100	16,000 516.46 Euro shares
Frymaster L.L.C.	USA	100	n/a
Garland Commercial Industries, Inc.	USA	100	10 no par value common stock
Garland Commercial Ranges, Limited	Canada	100	2,000 no par value common stock
Guyon Productions SA	France	100	50,000 16 Euro shares
Hartek Beverage Handling GmbH	Germany	100	1 share of 600,000 Euros
Jackson MSC Inc.	USA	100	100 shares no par value common stock
Kysor Industrial Corporation	USA	100	100 US$1 common stock
Lincoln Foodservice Products, Inc.	USA	100	1,000 no par value common stock
Linea.net, Milano SrL	Italy	95	n/a
Merco/Savory, Inc.	USA	100	3,000 no par value common stock
Merrychef Limited	England	100	44,800 £1 ordinary shares
Mile High Equipment Company	USA	100	200 no par value common stock
New Ton Food Equipment Co. Ltd	Thailand	99.9	1,959,995 Thai Baht ordinary shares
Scotsman Group Inc.	USA	100	1,000 US$1 common stock
Scotsman Ice Systems SA (PTY) Ltd	South Africa	51	51 1 Rand shares
Scotsman Ice Systems (Shanghai) Company Ltd	China	100	1 share of 2,150,000 US$ shares
Technyform Productions SA	France	100	2,500 15.24 Euro shares
The Delfield Company	USA	100	100 US$0.01 par value common stock
Vent Master (Europe) Limited	England	100	2,049,000 £1 ordinary shares
Viscount Catering Limited	England	100	1,500,000 £1 ordinary shares
Welbilt Manufacturing (Thailand) Limited (joint venture)	Thailand	50	9,333,333 10 Thai Baht Class A ordinary shares
Welbilt Walk-Ins, L.P.	USA	100	n/a
Whitlenge Drink Equipment Limited	England	100	406,500,000 1p ordinary shares
Whitlenge Drink Equipment Limited	England	100	500,000 £1 deferred shares

Property
Enodis Investments Limited	England	100	65,775,400 50p ordinary shares
Enodis Investments Limited	England	100	145,805,094 50p preferred ordinary shares
Enodis Property Developments Limited	England	100	38,343,713 £1 ordinary shares

Investment
C. Czarnikow Limited	England	15	150,000 £1 ordinary shares

The subsidiary marked with an asterisk is held directly by the Company. All other trading subsidiaries and the investment are held through subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain companies. Certain subsidiaries of the Group have been excluded from the consolidation since, in aggregate, their inclusion is not material for the purpose of giving a true and fair view.

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63 Enodis annual report + accounts 2003

US GAAP reconciliation

Reconciliation to Accounting Principles
Generally Accepted in the United States of America

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from those generally accepted in the United States (“US GAAP”). The significant adjustments to operating profit/(loss) and net profit/(loss) for the period and equity shareholders’ funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP relate to the following items and the necessary adjustments are shown in the tables that follow. This footnote does not include all disclosures required by US GAAP.

Goodwill amortisation and impairment Under UK GAAP, the policy followed prior to the introduction of FRS10 (which is effective for accounting periods ended on or after 23 December 1998 and was adopted on a prospective basis beginning in Fiscal 1999) was to write off goodwill against equity shareholders’ funds in the year of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss is calculated after charging the amount of related goodwill previously charged to reserves. FRS10 requires goodwill to be capitalised and amortised over its estimated useful economic life. Under US GAAP, goodwill arising on all acquisitions prior to the adoption of SFAS 142 on 29 September 2002 was required to be capitalised and amortised over the period of benefit. As a result, a difference between UK GAAP and US GAAP arises on goodwill balances on acquisitions pre-implementation of FRS10. The Group has adopted a 20 year estimated useful life with respect to goodwill established under UK GAAP and for US GAAP (up to the adoption date of SFAS 142).

Effective from 29 September 2002, under US GAAP, the Group adopted the provisions of SFAS 142. In accordance with SFAS 142, goodwill is no longer amortised but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering the Group’s market capitalisation, the Group reviewed the fair values of each of its reporting units. As a result of the transitional impairment test, the Group recorded a goodwill impairment charge of £84.9 million in its Global Food Service Equipment segment. This amount was recorded as a cumulative effect of a change in accounting principle as at 29 September 2002. The Group’s annual impairment test during the year resulted in no additional goodwill impairment.

Under UK GAAP, goodwill is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group assesses if the carrying amount of goodwill is recoverable by using discounted cash flow valuation methods. When the cash flow analysis indicates that goodwill is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount exceeds the present value of the assets of the operation. In September 2001 and June 2002, the Group recognised goodwill impairments under both UK and US GAAP in respect of Scotsman.

Deferred taxation Under UK GAAP, FRS19 requires deferred tax to be provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognise the deferred tax assets at all. FRS19 does not define or provide guidance relating to the phrases “some time” or “more likely than not”. Under US GAAP, deferred tax assets and liabilities are recognised for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carry forwards. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realised. The resulting adjustment from UK GAAP to US GAAP relates to the recognition of certain deferred tax assets for US GAAP which do not comply with the UK GAAP criteria, as well as the tax effect on the other reconciling items.

Pension costs In the Group’s consolidated financial statements, pension costs are accounted for in accordance with SSAP 24, with costs being charged to income over employees’ estimated working lives. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Differences between the UK and US GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortising surpluses or deficits.

Leasing transactions Under UK GAAP, a gain or loss on the sale of an asset that is leased back is deferred if the leaseback is a finance lease and is recognised immediately if the leaseback is an operating lease. Under US GAAP, a gain or loss on the sale of property which is leased back and does not meet certain criteria, is deferred and amortised over future periods. The resulting adjustment from UK GAAP to US GAAP relates to the gains recorded for UK GAAP which do not comply with US GAAP criteria, and the amortisation of such deferred gains over the life of the lease. Differences also arise between UK and US GAAP in recognising gains associated with lease premiums.

Gain on sale of businesses Differences in the carrying value of the net assets of businesses under US GAAP give rise to a different calculation of the gain on sale.

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64 Enodis annual report + accounts 2003 US GAAP reconciliation

Reconciliation to Accounting Principles
Generally Accepted in the United States of America continued

Share option plans Certain options issued under the Group’s option schemes include performance criteria. Under UK GAAP an accounting entry arises when the option is exercised. Shareholders’ funds are increased by the product of the number of options multiplied by the original option price.

Under US GAAP, in situations in which it is probable that specified performance criteria will be met, estimates of compensation cost are recorded in the profit and loss account before the measurement date. The resulting adjustment between UK GAAP and US GAAP relates to the recognition of compensation cost for certain options under US GAAP, following a determination that the attainment of the related performance criteria is probable.

Under UK GAAP, ordinary shares of the Group held in an ESOP Trust for distribution on the exercise of share options by employees are accounted for as fixed asset investments. Under US GAAP, these shares are accounted for within equity shareholders’ funds.

Restructuring Under UK GAAP, the timing criteria for recording restructuring provisions differs to those under US GAAP. Certain accrued losses allowable for recognition under UK GAAP did not meet the definition of an accruable restructuring charge under US GAAP and a timing difference consequently arose.

Derivative instruments The Group enters into forward exchange contracts to hedge certain firm purchase commitments and existing assets or liabilities. Under UK GAAP, gains and losses related to qualifying hedges of firm commitments are deferred, and are recognised in income or as adjustments of carrying amounts when the hedged transaction occurs. The Group also enters into agreements to manage certain exposures to fluctuations in interest rates. Interest rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Under UK GAAP, net amounts paid or received are reflected as adjustments to interest expense.

Under US GAAP, the Group accounts for derivative financial instruments under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This standard requires the fair values of derivative instruments to be recorded on the balance sheet. Any changes in fair values, which do not meet the criteria for hedge accounting under SFAS 133, are required to be recorded in the profit and loss account. Upon adoption of SFAS 133 in October 2000, the Group recorded a gain of £0.2m as a cumulative effect of accounting change to reflect the fair value of those instruments that did not meet the SFAS 133 hedging criteria. Subsequent to the adoption of SFAS 133, the Group recorded a £4.0m loss during 2002, related to changes in the fair value of derivative instruments. From 29 September 2002, the Group met the hedge accounting criteria required under SFAS 133. Consequently, fair value changes under US GAAP are now recorded in either the profit and loss account or as a component of Other Comprehensive Income, depending on the nature and effectiveness of the hedging relationship.

Loss contingencies Under UK GAAP, a provision is recognised for contingencies when an entity has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Under US GAAP, estimated losses from contingencies are accrued only if it is probable that the contingency will occur and the amount of loss can be reasonably estimated. Although the appropriate threshold of probability may vary depending on the situation, in practice a higher threshold is applied when recognising loss contingencies under US GAAP than under UK GAAP. This difference in practice has resulted in an adjustment from UK GAAP to US GAAP.

Capitalised Interest Under UK GAAP it is optional to capitalise interest on assets that are under construction or in a development phase. The Group does not capitalise interest under UK GAAP. Under US GAAP, interest is required to be capitalised for assets that require a period of time to get them ready for their intended use, and accordingly, this gives rise to an adjustment from UK GAAP to US GAAP.

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65 Enodis annual report + accounts 2003
US GAAP reconciliation

The effects of the differences between UK GAAP and US GAAP on operating profit/(loss) and net profit/(loss) and equity shareholders’ funds are as follows:

	2003 £m	2002 £m

Net profit/(loss)
Retained profit/(loss) in accordance with UK GAAP	9.4	(87.0)
Items increasing/(decreasing) UK GAAP operating profit/(loss)
Goodwill amortisation	13.5	(13.5)
Pension costs	2.2	(2.5)
Leasing transactions	(0.1)	0.1
Share option plans	0.1	1.1
Restructuring	0.8	(0.4)
Derivative instruments	0.1	(4.0)
Loss contingencies	1.8	2.4
Other	(0.5)	(0.7)
Items increasing/(decreasing) UK GAAP non-operating profit/(loss):
Deferred taxation	(36.9)	(16.5)
Gain on sale of businesses	–	18.0
Capitalised interest	0.4	–

Net profit/(loss) in accordance with US GAAP before cumulative effect of change in accounting principle	(9.2)	(103.0)
Cumulative effect of change in accounting principle re: SFAS 142	(84.9)	–

Net profit/(loss) in accordance with US GAAP	(94.1)	(103.0)

	2003 £m	2002 £m

Equity shareholders’ funds
Equity shareholders’ funds in accordance with UK GAAP	161.6	156.8
Items increasing/(decreasing) equity shareholders’ funds
Goodwill	79.2	155.6
Deferred taxation	32.4	70.5
Leasing transactions	(1.4)	(1.3)
Pension costs	(9.2)	(9.9)
Share option plans	(1.0)	(1.1)
Derivative instruments	(4.5)	(4.8)
Loss contingencies	4.0	2.4
Restructuring	0.8	–
Capitalised interest	0.4	–
Other	(0.5)	–

Equity shareholders’ funds in accordance with US GAAP	261.8	368.2

All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation item.

A reconciliation of previously reported net profit/(loss) and earnings/(loss) per share to the amounts adjusted for the exclusion of the amortisation of goodwill under US GAAP is set out below:

	2003 £m	2002 £m

Reported net profit/(loss) in accordance with US GAAP	(94.1)	(103.0)
Add: Goodwill amortisation	–	32.5

Adjusted net profit/(loss) in accordance with US GAAP	(94.1)	(70.5)

	Pence per share	Pence per share

Basic and diluted earnings/(loss) per share in accordance with US GAAP	(23.6)	(29.3)
Add: Goodwill amortisation	–	9.2

Adjusted basic and diluted earnings/(loss) per share in accordance with US GAAP	(23.6)	(20.1)

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66 Enodis annual report + accounts 2003

Other unaudited information

(i)   Reconciliation of like-for-like information

The effect of acquisitions and disposals is calculated by removing actual results of disposed food equipment businesses at actual rates and including pro forma results for acquisitions in prior year results.

The effect of foreign exchange is calculated by retranslating prior year ongoing food equipment results at rates used to translate current year results.

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m	Effect of disposals £m	Effect of foreign exchange £m	Like-for-like 28 September 2002	Like-for-like %

a) Turnover
Food Service Equipment – North America	408.4	474.1	(25.0)	(33.4)	415.7	(2%)
Food Service Equipment – Europe/Asia	144.5	145.0	(8.0)	6.7	143.7	1%

Global Food Service Equipment	552.9	619.1	(33.0)	(26.7)	559.4	(1%)
Food Retail Equipment	110.8	158.0	(27.0)	(10.9)	120.1	(8%)

Food Equipment	663.7	777.1	(60.0)	(37.6)	679.5	(2%)

b) Operating profit before exceptional items,
goodwill amortisation, property and corporate costs
Food Service Equipment – North America	50.7	60.8	(1.7)	(4.1)	55.0	(8%)
Food Service Equipment – Europe/Asia	10.2	9.7	(0.5)	0.7	9.9	3%

Global Food Service Equipment	60.9	70.5	(2.2)	(3.4)	64.9	(6%)
Food Retail Equipment	4.0	(3.3)	(2.2)	0.4	(5.1)	n/m

Food Equipment	64.9	67.2	(4.4)	(3.0)	59.8	9%

(ii)   Reconciliation of non-UK GAAP measures

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m

Adjusted Group profit before tax
Profit/(loss) before tax	15.9	(85.8)
Add back:
Goodwill amortisation and impairment	13.8	67.9
Exceptional items (excluding goodwill impairment)	9.2	55.9

Adjusted group profit before tax	38.9	38.0

The above like-for-like and adjusted information is presented to indicate the underlying performance of the Group.

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67 Enodis annual report + accounts 2003

Five year summary

All figures in £m except where otherwise indicated.

	1999	2000	2001	2002	2003

Group turnover	759.4	1,190.2	1,092.0	793.2	679.4

Earnings and dividends:
Profit before interest, taxation, depreciation, amortisation and exceptional items	103.4	163.5	122.6	83.0	73.2
Profit/(loss) before interest and tax	80.0	121.3	(67.1)	(48.1)	37.8
Profit before taxation, amortisation and exceptionals	71.3	102.2	63.8	38.0	38.9
Profit/(loss) before taxation	66.7	83.8	(109.0)	(85.8)	15.9
Profit/(loss) after taxation	62.9	79.8	(120.4)	(86.8)	9.5
Adjusted diluted earnings per share (pence)	24.6	31.6	16.3	10.4	7.7
Dividends per share (net) (pence)	12.5	13.75	2.0	–	–

Ratios:
Operating margin (excluding amortisation and exceptional items)	10.9%	11.7%	9.1%	8.5%	8.9%
Interest cover (excluding amortisation and exceptional items)	6.2x	3.7x	2.8x	2.3x	2.8x

Assets employed:
Intangible fixed assets
– goodwill	371.0	412.7	310.2	235.4	208.8
Tangible fixed assets	158.7	171.8	111.4	88.0	81.6
Investments	7.6	7.2	6.2	5.9	5.0
Deferred tax	21.5	31.7	26.9	25.3	23.8
Net current assets	25.6	35.4	118.2	60.6	47.3

	584.4	658.8	572.9	415.2	366.5

Financed by:
Share capital	105.8	125.0	125.1	200.2	200.2
Reserves	0.6	120.5	(11.0)	(43.4)	(38.6)

Equity shareholders’ funds	106.4	245.5	114.1	156.8	161.6
5% convertible unsecured loan stock 2015	94.4	–	–	–	–
Other	383.6	413.3	458.8	258.4	204.9

	584.4	658.8	572.9	415.2	366.5

US Dollar rate to £1
– Average	1.62	1.55	1.44	1.47	1.60
– Year end	1.66	1.48	1.47	1.55	1.66

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68 Enodis annual report + accounts 2003

Holders of Company securities

Shareholders’ analysis

The issued ordinary share capital of Enodis plc at 27 September 2003 was £200,232,793.50 in 400,465,587 ordinary shares of 50p each, held by 6,772 members.

	Holders	Holders	Number	Percentage
	Number	%	of shares	of capital

Banks/nominees	708	10.46	373,197,628	93.19
Insurance companies	9	0.13	3,091,561	0.77
Investment trusts	13	0.20	120,980	0.03
Pension trusts	5	0.07	3,684,487	0.92
Other corporate bodies	7	0.10	1,348,298	0.34
Other companies	99	1.46	8,113,356	2.03
Individuals	5,931	87.58	10,909,277	2.72

Totals	6,772	100	400,465,587	100

Financial calendar 2003/04

Year’s results – 2003	Announced 18 November 2003
First quarter results – 2004	To be announced February 2004
Annual General Meeting	To be held on 11 February 2004
Half year’s results – 2004	To be announced May 2004
Third quarter results – 2004	To be announced August 2004
2004 Year end (53 weeks)	2 October 2004
Year’s results – 2004	To be announced November 2004

Corporate information

Company Secretary

D R Hooper

Registered Office

Washington House 40-41 Conduit Street London W1S 2YQ

Registration details

Registered in England and Wales No. 109849

Registrar

Computershare Investor Services PLC, PO Box 82 The Pavilions, Bridgwater Road Bristol BS99 7NH 0870 702 0000 Website: www.computershare.com
American Depositary Receipt facility

Enodis plc ordinary shares are traded on The New York Stock Exchange in the form of American Depositary Shares (ADS’s) using the symbol ENO. Each ADS represents four Enodis plc ordinary shares. The ADS programme is administered by the Bank of New York and enquiries should be directed to them at the address shown. An annual report on Form 20-F is filed with the US Securities and Exchange Commission.

ADR Depositary

The Bank of New York 101 Barclay Street, 20th Floor New York, NY 10286, USA +1-888-BNY-ADRS (toll free) Email via website at www.adrbny.com

Internet

Information on Enodis plc is available on our website: www.enodis.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

December 19, 2003	By:	/s/ David McCulloch

		Name:	David McCulloch
		Title:	Chief Executive Officer